Exhibit 99.2

newgold™

Annual and Special Meeting of New Gold Inc.
Management Information Circular

MARCH 17, 2015

Notice of Annual and Special Meeting of Shareholders

Notice is hereby given that the Annual and Special Meeting of shareholders (“Meeting”) of New Gold Inc. (“New Gold” or the “Company”) will be held at St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, on Wednesday, April 29, 2015 at 4:00 pm (Eastern time) for the following purposes:

1.	receiving the audited consolidated financial statements of the Company for the year ended December 31, 2014 and the auditor’s report on those statements;

2.	electing the directors of the Company for the following year;

3.	appointing Deloitte LLP as auditor of the Company for the ensuing year and authorizing the directors to fix their remuneration;

4.	considering and, if deemed appropriate, passing, with or without variation, an ordinary resolution to ratify, confirm and approve the Company’s advance notice policy, as more particularly described in the accompanying management information circular;

5.	considering and, if deemed appropriate, passing, with or without variation, an ordinary resolution to ratify, confirm and approve the amended and restated shareholder rights plan of the Company, as more particularly described in the accompanying management information circular;

6.	considering and, if deemed appropriate, passing, with or without variation, a non-binding advisory resolution on executive compensation; and

7.	conducting such other business properly bought before the Meeting or any adjournment or postponement.

The record date for the Meeting is March 16, 2015. The record date is the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement.

This notice is accompanied by a management information circular (“Circular”) and either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders. If previously requested, a copy of the audited consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) of New Gold for the year ended December 31, 2014 will also accompany this notice. Copies of New Gold’s annual and/or interim financial statements and MD&A are also available under New Gold’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, on New Gold’s website at www.newgold.com, or by request made to New Gold.

As described in the notice and access notification mailed to shareholders, New Gold is using the notice and access method for delivering this notice and the Circular to shareholders, which substantially reduces the paper used in printing this notice and the Circular as well as printing and mailing costs. This notice and the Circular will be available on New Gold’s website at www.newgold.com/annualmeeting2015 and under New Gold’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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We value your opinion and participation in the Meeting as a shareholder of New Gold. Please review the accompanying Circular before voting as it contains important information about the Meeting. It is important that you exercise your vote, either in person at the Meeting, by telephone, on the internet or by completing and returning the enclosed form of proxy or voting instruction form. Any questions regarding voting your shares should be directed to our proxy solicitation agent Kingsdale Shareholder Services who can be reached by toll-free telephone in North America at 1-866-581-1477, by collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleshareholder.com. Any proxies to be used or acted on at the Meeting must be deposited with New Gold’s transfer agent by 4:00 pm (Eastern time) on April 27, 2015, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

DATED at Vancouver, British Columbia this 17th day of March, 2015.

By Order of the Board of Directors

Robert Gallagher

President and Chief Executive Officer

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MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular (“Circular”) has been prepared for the holders of common shares (“shareholders”) of New Gold Inc. (“New Gold” or the “Company”) in connection with the solicitation of proxies by the management of New Gold for use at New Gold’s Annual and Special Meeting of shareholders (“Meeting”) to be held at 4:00 pm (Eastern time) on April 29, 2015 at St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, for the purposes set out in the accompanying notice of meeting (“Notice of Meeting”). References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

The record date for the Meeting is March 16, 2015. The record date is the date for determining the shareholders entitled to receive notice of, and to vote at, the Meeting. The deadline for receiving duly completed and executed forms of proxy or submitting your proxy by telephone or over the internet is by 4:00 pm (Eastern time) on April 27, 2015, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of New Gold. The Company will also be using the services of Kingsdale Shareholder Services (“Kingsdale”) to solicit proxies. Fees for Kingsdale’s solicitation services are anticipated to be C$45,000 plus disbursements, and a fee per telephone call. All costs of this solicitation will be borne by New Gold. Shareholders with questions about voting their shares can contact Kingsdale Shareholder Services by toll-free telephone in North America at 1-866-581-1477, by collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleshareholder.com.

New Gold urges shareholders to review this Circular before voting.

Notice and Access Process

New Gold is using the notice and access model (“Notice and Access”) provided under National Instrument 54-101 for the delivery of the Notice of Meeting, Circular, financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2014 (collectively, the “Meeting Materials”) to shareholders for the Meeting. New Gold has adopted the Notice and Access delivery model in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

Requesting Printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date of the filing of this Circular on SEDAR.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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Registered shareholders may make their request on New Gold’s website, www.newgold.com, or by calling
1-888-315-9715.

Non-registered shareholders may make their request online at www.ProxyVote.com or by telephone at 1-877-907-7643 by entering the 16-digit control number located on their voting instruction form and following the instructions provided.

To receive the Meeting Materials in advance of the proxy deposit date and Meeting Date, New Gold must receive requests for printed copies of the Meeting Materials at least seven business days in advance of the proxy deposit date and time.

Effective Date

Unless otherwise stated, the information contained in this Circular is as at March 16, 2015.

Currency

Unless otherwise stated, all dollar amounts in this Circular refer to United States dollars. Canadian dollars are referred to as “C$”. Unless otherwise stated, any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of US$1.00 = C$1.1045 for 2014, US$1.00 = C$1.0299 for 2013 and US$1.00 = C$0.9996 for 2012, being the average noon rate quoted by the Bank of Canada for each respective year.

Voting Process – Registered Shareholders

Appointment of Proxies

A form of proxy will accompany the Notice of Meeting or the Notice and Access notification sent to registered shareholders. The persons named in the form of proxy are officers and/or directors of New Gold. A shareholder can appoint another person, who need not be a shareholder, to represent such shareholder at the Meeting by inserting that person’s name in the blank space provided in the form of proxy and striking out the names of the persons listed in the form of proxy, or by completing another proper form of proxy.

A shareholder appointing a proxy holder may indicate the manner in which the appointed proxy holder is to vote regarding any specific item by checking the space opposite the item on the proxy. If the shareholder giving the proxy wishes to confer discretionary authority regarding any item of business, the space opposite the item should be left blank. The common shares represented by the proxy submitted by a shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the proxy.

Voting Common Shares

Registered shareholders at the close of business on March 16, 2015 may vote in person at the Meeting, or by proxy as follows:

By telephone:	Call toll free in North America 1-866-732-8683 or outside Canada and the United States 1-312-588-4290. If you return your proxy by telephone, you cannot appoint any person other than the officers and/or directors named on the form of proxy as your proxy holder.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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On the internet:	Go to www.investorvote.com and follow the instructions on the screen. You will need to enter your 15-digit control number. If you submit your proxy via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided on the internet form. Complete your voting instructions and date and submit the internet form. Make sure the person you appoint is aware that he or she has been appointed, and attends the Meeting. If you appoint a person (other than the persons named in the form of proxy) to represent you at the Meeting, that person must attend the Meeting for your shares to be voted.

By mail OR FACSIMILE:	Complete the form of proxy and return it to Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto ON, M5J 2Y1 in the envelope provided or fax a copy of the completed form to Computershare at 1-866-249-7775. If you return your proxy by mail or facsimile, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of proxy and striking out the names of the persons listed in the form of proxy. Complete your voting instructions and date and sign the form. Make sure the person you appoint is aware that he or she has been appointed, and attends the Meeting. If you appoint a person (other than the persons named in the form of proxy) to represent you at the Meeting, that person must attend the Meeting for your shares to be voted.

Deadline for Receipt of Proxies

The deadline for receiving duly completed and executed forms of proxy or submitting your proxy by telephone or over the internet is by 4:00 pm (Eastern time) on April 27, 2015, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

Revocation of Proxies

A proxy submitted under this solicitation may be revoked by written notice, signed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney), and deposited either:

(i)	at the Company’s registered office (New Gold Inc., Suite 1800, Two Bentall Centre, 555 Burrard Street, Vancouver, British Columbia, V7X 1M9, Attention: Corporate Secretary) at any time up to and including the last business day before the day of the Meeting or any adjournment or postponement thereof; or

(ii)	with the Chairman of the Meeting on the day of the Meeting or, if adjourned or postponed, any reconvening of the Meeting or in any other manner permitted by law.

The revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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Exercise of Discretion by Proxies

The persons named in the form of proxy will vote the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, the relevant common shares will be voted in favour of all the resolutions described below.

The form of proxy confers discretionary authority on the persons named in the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any such amendments, variations or other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxy holders.

Voting Process – Non-Registered Shareholders

Only registered shareholders of New Gold, or the persons they appoint as their proxy holders, are permitted to vote at the Meeting. Most shareholders of New Gold are “non-registered” shareholders (“Non-Registered Shareholders”) because the common shares they own are not registered in their names. Common shares beneficially owned by a Non-Registered Shareholder are registered either:

(i)	in the name of an intermediary (“Intermediary”) that the Non-Registered Shareholder deals with in respect of the common shares of New Gold (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(ii)	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

In accordance with applicable securities law requirements, New Gold has distributed copies of the Notice and Access Notification, the Meeting Materials and the form of proxy (which includes a place to request copies of this Circular and annual and/or interim financial statements and MD&A or to waive the receipt of such documents) to the Intermediaries and clearing agencies for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Notice and Access notification to Non-Registered Shareholders unless a Non-Registered Shareholder has requested paper copies (in which case the Intermediary will forward the Meeting Materials to the Non-Registered Shareholder). Intermediaries often use service companies to forward the Notice and Access notification and Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive the Meeting Materials will either:

(i)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form; or

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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(ii)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should carefully follow the instructions of their Intermediary, including those regarding when and where the completed proxy or voting instruction form is to be delivered.

In either case, the purpose of these procedures is to enable Non-Registered Shareholders to direct the voting of the common shares of New Gold that they beneficially own. If a Non-Registered Shareholder who receives one of the forms described above wishes to vote at the Meeting (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons listed in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered. If you have any questions or require more information with respect to voting at the Meeting, please contact our proxy solicitation agent, Kingsdale, by email at contactus@kingsdaleshareholder.com or by telephone at 1-866-581-1477 (toll free within North America) or 416-867-2272 (outside of North America).

Voting Securities and Principal Shareholders

As at the close of business on March 16, 2015, 508,701,114 common shares of New Gold were issued and outstanding. Each common share entitles the holder to one vote on all matters to be acted on at the Meeting. The record date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting is March 16, 2015. Each registered shareholder on the record date will be entitled to vote at the Meeting or any adjourned or postponed Meeting. All such registered shareholders are entitled to attend and vote in person at the Meeting the common shares held by them or, provided a completed and executed proxy has been delivered to New Gold’s transfer agent within the time specified in the Notice, to attend and vote by proxy at the Meeting the common shares held by them.

Except as noted below, to the knowledge of the directors and executive officers of New Gold, as at the date of this Circular, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of New Gold. According to public filings with the Canadian securities regulatory authorities, as at December 31, 2014, Van Eck Associates Corporation had control over 51,957,687 common shares of New Gold, which represents 10.30% of the common shares issued and outstanding.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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BUSINESS OF THE MEETING

1.	Receiving the Audited Consolidated Financial Statements

New Gold’s consolidated financial statements, including the auditor’s report thereon, for the year ended December 31, 2014 will be placed before the Meeting. The audited consolidated financial statements are available on New Gold’s website at www.newgold.com, SEDAR at www.sedar.com and EDGAR at www.sec.gov. Printed copies will be mailed to registered and beneficial shareholders who requested them. For information on how to request a printed copy of New Gold’s audited consolidated financial statements, please see “Requesting Printed Meeting Materials” on page 3 of this Circular.

2.	Election of Directors

At the Meeting, the eight persons named in the table below will be proposed for election as directors of New Gold (“Nominees”).

Unless authority to do so is withheld, the persons named in the form of proxy intend to vote FOR the election of each of the Nominees.

Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, the persons named in the proxy or voting instruction form reserve the right to nominate and vote for the election of another individual at their discretion. Each director elected will hold office until the close of the first annual meeting of shareholders of New Gold following his election or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of New Gold.

As discussed below, on February 19, 2015 the board of directors of New Gold (“Board”) approved an Advance Notice Policy for the nomination of directors in certain circumstances. As of the date of this Circular, the Company has not received notice of any director nominations in connection with the Meeting.

The Board has adopted a policy (“Majority Voting Policy”) stipulating that if a nominee receives a greater number of votes “withheld” from his election than votes “in favour” of his election, the Nominee will submit his resignation promptly after such meeting (to take effect upon acceptance by the Board) for consideration by the Corporate Governance and Nominating Committee. After reviewing the matter, the Corporate Governance and Nominating Committee will make a recommendation to the Board, and the Board’s subsequent decision will be publicly disclosed (with reasons for its decision in the event the Board declines to accept the resignation). The Nominee will not participate in any Corporate Governance and Nominating Committee or Board deliberations regarding the resignation offer. The Majority Voting Policy does not apply in circumstances involving contested director elections. A copy of the Majority Voting Policy is available on New Gold’s website at www.newgold.com.

The following tables contain brief biographies for each of the Nominees. The information provided includes the following for each Nominee: their principal occupation; description of their principal occupation, business or employment within the past five years; details of residence; independence status; age; date they first became a director of New Gold; areas of expertise; and number of common shares, other securities, share units and stock options beneficially owned directly or indirectly, or over which control or direction is exercised by the Nominee as at March 16, 2015. The biographies have each been reviewed by the respective Nominee.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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THE HONOURABLE DAVID EMERSON British Columbia, Canada Age: 69 Director Since July 1, 2012 Independent		David Emerson P.C., OBC is a Corporate Director, Public Policy Advisor and serves as a senior advisor to CAI Managers, a private equity fund. He has served as a minister in the Government of Canada including Minister of Foreign Affairs, Minister of International Trade and Minister of Industry. He has also held a number of senior positions in the public service in British Columbia. In the private sector, he was President and Chief Executive Officer of Canfor Corporation, President and Chief Executive Officer of the Vancouver International Airport Authority and Chairman and Chief Executive Officer of Canadian Western Bank. Mr. Emerson serves on the board of Stantec Inc., and is Chair of Maple Leaf Foods Inc. and TimberWest Forest Corp., a private timber and land management company. Mr. Emerson is a recipient of the Order of British Columbia and the Peter Lougheed Award of Excellence in Public Policy. Mr. Emerson holds bachelors and masters degrees in economics from the University of Alberta and a doctorate in Economics from Queen’s University. Mr. Emerson’s principal occupation is as a Corporate Director and Public Policy Advisor.

Securities Held(1)
	Number of Common Shares	Number of DSU	Number of Options	Total at risk value of Securities Held ($)(2)
March 16, 2015	5,000	31,265	96,899	126,139
March 17, 2014	5,000	17,114	50,603	131,057
Change	-	14,151	46,296	(4,918)
Mr. Emerson joined the New Gold Board in 2012. As a result, he has until July 2015 to achieve compliance with the Company’s share ownership requirements.

Areas of Expertise		Director Election - Voting Results(3)
Accounting & Finance; Corporate Governance; Health, Safety, Environment & Risk Management; Public Company Board; Management; Government Relations.		Year	For	Withheld
		2014	98.58%	1.42%
		2013	78.03%	21.97%
		2012	N/A	N/A
Board and Committee Membership and Attendance 2014		Other Public Directorships
Board	6 of 6	Maple Leaf Foods Inc.		Since 2012
Audit Committee	4 of 4	Stantec Inc.		Since 2009
Corporate Governance and Nominating Committee, Chair	2 of 2

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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JAMES ESTEY Alberta, Canada Age: 62 Director Since July 8, 2008 Independent		James Estey is the retired Chairman of UBS Securities Canada Inc. and has over 30 years of experience in the financial markets. Mr. Estey joined Alfred Bunting and Company as an institutional equity salesperson in 1980 after working at A.E. Ames & Co. for seven years. In 1994, Mr. Estey became the head of the Canadian Equities business, in 2002 he was appointed President and Chief Executive Officer of UBS Securities Canada, and in January 2008, Mr. Estey assumed the role of Chairman. He serves on the board of Gibson Energy Inc. and is Chair of the Board of PrairieSky Royalty Ltd. Mr. Estey also serves on the Advisory Board of the Edwards School of Business. Mr. Estey’s principal occupation is as a Corporate Director.
Securities Held(1)
	Number of Common Shares	Number of DSU	Number of Options	Total at risk value of Securities Held ($)(2)
March 16, 2015	277,285	60,152	147,899	1,173,694
March 17, 2014	209,000	43,171	169,603	1,715,682
Change	68,285	16,981	(21,704)	(541,988)
Meets share ownership requirement
Mr. Estey also (indirectly) holds New Gold 7% Senior Notes due 2020 in the principal amount of $25,000.

Areas of Expertise		Director Election - Voting Results(3)
Accounting & Finance; Corporate Governance; Public Company Board; Management.		Year	For	Withheld
		2014	99.12%	0.88%
		2013	99.52%	0.48%
		2012	80.42%	19.58%
Board and Committee Membership and Attendance 2014		Other Public Directorships
Board	6 of 6	Gibson Energy Inc.		Since 2011
Audit Committee, Chair	4 of 4	PrairieSky Royalty Ltd.		Since 2014
Compensation Committee	4 of 4

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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ROBERT GALLAGHER British Columbia, Canada Age: 64 Director Since June 30, 2008 Non-Independent		Robert Gallagher’s principal occupation is President and Chief Executive Officer of New Gold. Mr. Gallagher has worked in the mining industry for over 35 years and spent 15 years with Placer Dome Inc., and from August 2000 to December 2007 with Newmont Mining Corporation, most recently as Vice President, Operations, Asia Pacific. Before the June 2008 business combination of Peak Gold Ltd., Metallica Resources Inc. and New Gold, Mr. Gallagher was the President and Chief Executive Officer of Peak Gold Ltd. from February 2008. In addition Mr. Gallagher presently serves on the boards of Dynasty Gold Corp. and Southern Arc Minerals.
Securities Held(1)
	Number of Common Shares	Number of PSU(4)	Number of Options	Total at risk value of Securities Held ($)(2)
March 16, 2015	255,060	313,000	2,754,000	3,300,264
March 17, 2014	255,060	173,000	2,369,000	6,437,465
Change	-	140,000	385,000	(3,137,201)
Meets share ownership requirement

Areas of Expertise		Director Election - Voting Results(3)
Mining Industry & Operations; Accounting & Finance; Health, Safety, Environment & Risk Management; Public Company Board; Management; Government Relations & Legal.		Year	For	Withheld
		2014	99.30%	0.70%
		2013	97.68%	2.32%
		2012	92.54%	7.46%
Board and Committee Membership and Attendance 2014		Other Public Directorships
Board	6 of 6	Dynasty Gold Corp.		Since 2009
		Southern Arc Minerals		Since 2010

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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VAHAN KOLOLIAN Ontario, Canada Age: 61 Director Since June 1, 2009 Independent		Vahan Kololian is the founder and Managing Partner of TerraNova Partners LP, which invests in the industrial, services and resource sectors. Mr. Kololian started his career in investment banking in 1980 with Burns Fry Limited (now BMO Nesbitt Burns). From 1990 to 2000, he was co-founder and President of Polar Capital Corporation. Within his activities in TerraNova Partners, he serves as Chairman of one of TerraNova’s investees, Compact Power Equipment Centers LLC, a national U.S. company engaged in the rental of mobile equipment. Mr. Kololian also serves on the board of Lydian International Limited. Mr. Kololian holds BA and LL.B. degrees. Mr. Kololian is also co-founder and Chairman of the Mosaic Institute, whose purpose is to bring together and promote dialogue among Canadians of differing ethnicities whose homelands are in conflict with one another. Mr. Kololian’s principal occupation is Managing Partner of TerraNova Partners LP.
Securities Held(1)
	Number of Common Shares	Number of DSU	Number of Options	Total at risk value of Securities Held ($)(2)
March 16, 2015	1,193,001	37,372	147,899	4,279,558
March 17, 2014	1,125,001	23,221	169,603	7,026,075
Change	68,000	14,151	(21,704)	(2,746,517)
Meets share ownership requirement

Areas of Expertise		Director Election - Voting Results(3)
Accounting & Finance; Corporate Governance; Health, Safety, Environment & Risk Management; Public Company Board; Management; Legal.		Year	For	Withheld
		2014	96.06%	0.94%
		2013	96.61%	3.39%
		2012	97.97%	2.03%
Board and Committee Membership and Attendance 2014		Other Public Directorships
Board	6 of 6	Lydian International Limited (since 2014)
Corporate Governance and Nominating Committee	2 of 2
HSE & CSR Committee	2 of 2

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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MARTYN KONIG Jersey, British Isles Age: 57 Director Since June 1, 2009 Independent

Martyn Konig has over 35 years of experience in investment banking and the commodity markets as well as extensive experience in the natural resource sector. Mr. Konig’s principal occupation is Chief Investment Officer for T Wealth Management SA, the private family office for partners and senior management of the Trafigura Group. Mr. Konig also has been the Chairman of Euromax Resources Ltd since May 2012. Previously, Mr. Konig was Executive Chairman and President of European Goldfields Limited until its acquisition by Eldorado Gold Corp. in February 2012 and was Chief Executive Officer of the Blackfish Capital Group from 2005 until August 2009. Mr. Konig was a main Board Director of NM Rothschild and Sons Ltd. for 15 years and held senior positions at Goldman Sachs and UBS. Mr. Konig is a Barrister and Fellow of the Chartered Institute of Bankers.

Securities Held(1)
	Number of Common Shares	Number of DSU	Number of Options	Total at risk value of Securities Held ($)(2)
March 16, 2015	218,000	50,017	147,899	932,233
March 17, 2014	150,000	35,866	169,603	1,322,730
Change	68,000	14,151	(21,704)	(390,497)
Meets share ownership requirement

Areas of Expertise		Director Election - Voting Results(3)
Mining Industry & Operations, Accounting & Finance; Corporate Governance; Health, Safety, Environment & Risk Management; Public Company Board; Management; Legal.		Year	For	Withheld
		2014	99.08%	0.92%
		2013	99.70%	0.30%
		2012	95.68%	4.32%
Board and Committee Membership and Attendance 2014		Other Public Directorships
Board	6 of 6	Euromax Resources Ltd.		Since 2012
Audit Committee	4 of 4
Compensation Committee, Chair	4 of 4
HSE & CSR Committee	2 of 2

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

13	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

PIERRE LASSONDE Ontario, Canada Age: 67 Director Since June 30, 2008 Independent		Pierre Lassonde is the Chairman of Franco-Nevada Corporation. He formerly served as President of Newmont Mining Corporation from 2002 to 2006 and resigned as a director and Vice Chairman of Newmont effective November 30, 2007. Previously Mr. Lassonde served as a director and President (1982 to 2002) and Co-Chief Executive Officer (1999 to 2002) of Franco-Nevada Corporation. Mr. Lassonde also serves on the board of directors of Enghouse Systems Limited. Mr. Lassonde is a Member of the Order of Canada and was inducted into the Canadian Mining Hall of Fame in 2013. Mr. Lassonde’s principal occupation is Chairman of Franco-Nevada Corporation.
Securities Held(1)
	Number of Common Shares	Number of DSU	Number of Options	Total at risk value of Securities Held ($)(2)
March 16, 2015	7,428,700	30,643	147,899	25,945,541
March 17, 2014	6,500,000	16,492	169,603	38,840,805
Change	928,700	14,151	(21,704)	(12,895,264)
Meets share ownership requirement

Areas of Expertise		Director Election - Voting Results(3)
Mining Industry & Operations, Accounting & Finance; Corporate Governance; Risk Management; Public Company Board; Management.		Year	For	Withheld
		2014	99.06%	0.94%
		2013	96.60%	3.40%
		2012	97.97%	2.03%
Board and Committee Membership and Attendance 2014		Other Public Directorships
Board	5 of 6	Enghouse Systems Limited		Since 2000
Compensation Committee	4 of 4	Franco-Nevada Corporation		Since 2007
Corporate Governance and Nominating Committee	2 of 2

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

14	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

RANDALL OLIPHANT Ontario, Canada Age: 55 Director Since June 1, 2009 Non-Independent		Randall Oliphant’s principal occupation is Executive Chairman of New Gold. From 1999 to 2003, Mr. Oliphant was the President and Chief Executive Officer of Barrick Gold Corporation, and since that time he has served on the boards of a number of public companies and not-for-profit organizations. In addition, Mr. Oliphant was the Chairman of Western Goldfields Inc. from 2006 until its business combination with New Gold in 2009, at which time he became the Executive Chairman of the combined company. Mr. Oliphant presently serves on the advisory board of Metalmark Capital LLC, and on the board of directors of Franco-Nevada Corporation, WesternZagros Resources Ltd. and Newmarket Gold Inc. In addition, in 2013 Mr. Oliphant was elected as Chairman of the World Gold Council. Mr. Oliphant is a Chartered Professional Accountant, CA.
Securities Held(1)
	Number of Common Shares	Number of PSU(4)	Number of Options	Total at risk value of Securities Held ($)(2)
March 16, 2015	4,570,855	484,000	3,690,000	19,027,462
March 17, 2014	4,570,855	294,000	3,160,000	33,437,970
Change	-	190,000	530,000	(14,410,508)
Meets share ownership requirement

Areas of Expertise		Director Election - Voting Results(3)
Mining Industry & Operations, Accounting & Finance; Corporate Governance; Risk Management; Public Company Board; Management.		Year	For	Withheld
		2014	96.89%	3.11%
		2013	93.35%	6.65%
		2012	92.40%	7.60%
Board and Committee Membership and Attendance 2014		Other Public Directorships
Board	6 of 6	Franco-Nevada Corporation		Since 2007
		Newmarket Gold Inc.		Since 2013
		WesternZagros Resources Ltd.		Since 2007

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

15	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

RAYMOND THRELKELD Virginia, United States Age: 68 Director Since June 1, 2009 Non-Independent		Raymond Threlkeld has over 30 years of mineral industry experience. From 2009 to 2013, Mr. Threlkeld was the President and Chief Executive Officer of Rainy River Resources Ltd. From 2005 to 2009, Mr. Threlkeld was the Chief Operating Officer of Silver Bear Resources Inc. From 2006 to 2009, he was the President and Chief Executive Officer of Western Goldfields Inc. From 1996 to 2005, Mr. Threlkeld held various senior management positions in precious metal mine development with Barrick Gold Corporation and Coeur d’Alene Mines Corporation including the development of the Pierina Mine in Peru, the Bulyanhulu Mine in Tanzania and the Veladero Mine in Argentina. Mr. Threlkeld has had exploration acquisition success in the Western United States in addition to his management and project development experience. In March 2014, Mr. Threlkeld was appointed Chair of the Board of Newmarket Gold Inc. Mr. Threlkeld’s principal occupation is a Corporate Director and consultant on natural resource development.
Securities Held(1)
	Number of Common Shares	Number of DSU	Number of Options	Total at risk value of Securities Held ($)(2)
March 16, 2015	177,694	25,678	147,899	707,381
March 17, 2014	177,694	11,527	101,603	1,137,114
Change	-	14,151	46,296	(429,733)
Meets share ownership requirement

Areas of Expertise		Director Election - Voting Results(3)
Mining Industry & Operations; Health, Safety, Environment & Risk Management; Public Company Board; Management.		Year	For	Withheld
		2014	94.33%	5.67%
		2013	78.14%	21.86%
		2012	79.80%	20.20%
Board and Committee Membership and Attendance 2014		Other Public Directorships
Board	6 of 6	Newmarket Gold Inc.		Since 2014
HSE & CSR Committee, Chair	2 of 2

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

16	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

(1)	Information regarding the respective securities held by each Nominee, including the number of common shares beneficially owned directly or indirectly or over which control or direction is exercised, has been provided by the relevant Nominee.

(2)	Represents the total at risk value of all common shares, DSU, PSU (each as defined below) and stock options (“Options”) held by the respective Nominees as at March 16, 2015 and March 17, 2014.

The at risk value as at March 16, 2015 was calculated as follows: (a) the at-risk value of common shares was calculated using the closing price of the Company’s common shares on the TSX (as defined below) on March 16, 2015 of C$4.44; (b) the at risk value of DSU and PSU was calculated by multiplying the number of DSU or PSU held by the closing price of the Company’s common shares on the TSX on March 16, 2015 of C$4.44; and (c) the at risk value of unexercised Options was calculated using the closing price on the TSX on March 16, 2015 of C$4.44 and subtracting the exercise price of the in-the-money Options. These amounts were then converted at an exchange rate of US$1.00 = C$1.2765, being the noon rate quoted by the Bank of Canada on March 16, 2015.

The following table shows a breakdown of the at risk value at March 16, 2015 for each type of security held by the Nominees:

Name	At risk value of Common Shares ($)	At risk value of DSU or PSU ($)	At risk value of Options ($)
David Emerson	17,391	108,748	-
James Estey	964,470	209,224	-
Robert Gallagher	887,165	1,088,696	1,324,403
Vahan Kololian	4,149,569	129,990	-
Martyn Konig	758,261	173,972	-
Pierre Lassonde	25,838,957	106,584	-
Randall Oliphant	15,898,626	1,683,478	1,445,358
Raymond Threlkeld	618,066	89,315	-

The at risk value as at March 17, 2014 was calculated as follows: (a) the at-risk value of common shares was calculated using the closing price of the Company’s common shares on the TSX on March 17, 2014 of C$6.55; (b) the at risk value of DSU and PSU was calculated by multiplying the number of DSU or PSU held by the closing price of the Company’s common shares on the TSX on March 17, 2014 of C$6.55; and (c) the at risk value of unexercised Options was calculated using the closing price on the TSX on March 17, 2014 of C$6.55 and subtracting the exercise price of the in-the money Options. These amounts were then converted at an exchange rate of US$1.00 = C$1.1052, being the noon rate quoted by the Bank of Canada on March 17, 2014.

(3)	Annual voting results for the last three years in which the Nominee was nominated for election to the Board.

(4)	PSU are shown based on the number of Share Units (as defined below) granted. On the Entitlement Date (as defined below) of the PSU, the cash payment or number of shares to be issued in satisfaction of the PSU will vary from 50% to 150% of the number of Share Units granted, based on the Achieved Performance (as defined below).

Cease Trade Orders or Bankruptcies

As at the date of this Circular, no Nominee has, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company (including New Gold) that:

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

17	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

As at the date of this Circular, no Nominee:

(i)	is, or has been within the past ten years, a director or executive officer of any company (including New Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Kololian, who was a board member (but had previously resigned from the board) of a business services company that filed for voluntary bankruptcy on or about June 23, 2010;

(ii)	has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee; or

(iii)	has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a Nominee.

Additional Information Regarding the Board

For additional information regarding New Gold’s Board, including compensation and corporate governance practices, see “Statement of Executive Compensation – Director Compensation” and “Corporate Governance Practices”.

3.	Appointment of Auditor

Shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution to appoint Deloitte LLP as auditor of New Gold to hold office until the close of the next annual meeting of shareholders of New Gold. It is also proposed that shareholders authorize the directors to fix the remuneration to be paid to the auditor. Deloitte LLP was first appointed as auditor of New Gold on July 8, 2008. Additional information with respect to the Company’s auditor can be found in New Gold’s latest Annual Information Form available at www.sedar.com.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of Deloitte LLP as auditor of New Gold until the close of the next annual meeting of shareholders of New Gold and to authorize the directors to fix their remuneration.

4.	ADOPTION OF ADVANCE NOTICE POLICY

On February 19, 2015, the Board adopted an advance notice policy (the “Advance Notice Policy”) which sets out advance notice requirements for the nomination of directors. At the Meeting, shareholders will be asked to ratify, confirm and approve the Advance Notice Policy by passing an ordinary resolution (the “Advance Notice Policy Resolution”), as set out below. The Advance Notice Policy Resolution must be approved by a simple majority of the votes cast on the resolution at the Meeting.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

18	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

The purpose of the Advance Notice Policy is to provide shareholders, the Board and management of the Company with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special general meeting of shareholders and sets out the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special general meeting of shareholders.

Terms of the Advance Notice Policy

The Advance Notice Policy requires advance notice to the Company by any shareholder who intends to nominate any person for election as director of the Company other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (British Columbia) (“BCBCA”); or (ii) a shareholder proposal made pursuant to the provisions of the BCBCA.

Among other things, under the Advance Notice Policy, a shareholder wishing to nominate a director would be required to provide notice to the Company in the prescribed form within the following time periods:

•	In the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, not later than the close of business on the tenth day following the day on which the first public announcement of the date of the meeting was made by the Company; and

•	In the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the fifteenth day following the day on which the first public announcement of the date of the special meeting of shareholders was made by the Company.

The Board may, in its sole discretion, waive any requirement of the Advance Notice Policy. Failure to comply with the Advance Notice Policy may result in a shareholder’s desired nominee(s) not being eligible to be nominated for election as a director(s) of the Company.

If confirmed, the Advance Notice Policy will provide a mechanism for the Company to, prior to a shareholders’ meeting, obtain certain information about the proposed nominee and the nominating shareholder that could be material to a reasonable shareholder’s understanding of the nominating shareholder and of the proposed nominee’s background and experience.

The adoption of advance notice requirements has become a common and important tool for public companies in Canada and the United States. The Board believes that the Advance Notice Policy will benefit shareholders by:

•	facilitating orderly nomination and meeting processes;

•	providing timely and adequate notice of director nominations; and

•	allowing all shareholders to fully participate in the director election process and to cast an informed vote.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

19	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

The above summary is qualified by the full text of the Advance Notice Policy. A copy of the Advance Notice Policy is available for review: (a) under the Company’s profile on SEDAR at www.sedar.com; (b) at the Company’s head office located at Suite 1800, Two Bentall Centre, 555 Burrard Street, Vancouver upon request to the Corporate Counsel at 604-696-4100; or (c) on the Company’s website at www.newgold.com.

If the Advance Notice Policy Resolution is passed at the Meeting, the Advance Notice Policy will remain in effect. If the Advance Notice Policy Resolution does not pass at the Meeting, the Advance Notice Policy will terminate and be of no further force and effect following the termination of the Meeting. Management of the Company recommends that shareholders vote in favour of the Advance Notice Policy Resolution.

Shareholders will be asked at the Meeting to pass the following ordinary resolution:

“BE IT RESOLVED THAT:

a.	the Advance Notice Policy submitted to shareholders for approval, the full text of which is available on SEDAR at www.sedar.com, be ratified, confirmed and approved as the Advance Notice Policy of the Company; and

b.	any officer or director of the Company is authorized and directed to execute and deliver under corporate seal or otherwise, all such documents and instruments and to do all such acts as such officer or director determines to be necessary or desirable to give effect to this resolution.”

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the approval of the Advance Notice Policy Resolution at the Meeting.

5.	Renewal of Shareholder Rights Plan

On March 23, 2012, the Company adopted a shareholder rights plan (the “Original Plan”) designed to ensure that, in the event of an unsolicited take-over bid, the Board has additional time to explore and investigate alternatives to enhance shareholder value, including competing transactions that might emerge. The Original Plan was approved by the shareholders of the Company at the annual general and special meeting of shareholders held on May 2, 2012. The Original Plan by its terms will expire at the close of business on the day of the Meeting unless extended by the shareholders of the Company.

On February 19, 2015, the Board approved a proposal to continue the Original Plan with certain amendments and therefore approved an amended and restated shareholder rights plan agreement (the “Shareholder Rights Plan”), which will, upon receipt of shareholder approval, become effective for a three-year period, unless further extended. In compliance with the rules of the Toronto Stock Exchange (“TSX”), the Shareholder Rights Plan is being presented to shareholders at the Meeting for approval, ratification and confirmation. The resolution approving the Shareholder Rights Plan (the “Shareholder Rights Plan Resolution”) is set out below. The Shareholder Rights Plan Resolution must be approved by a simple majority of the votes cast on the resolution at the Meeting.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

20	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

If the Shareholder Rights Plan Resolution is passed at the Meeting, the amended and restated Shareholder Rights Plan will come into effect. If the Shareholder Rights Plan Resolution does not pass at the Meeting, the Original Plan and the rights issued pursuant to the Original Plan will terminate and become null and void and of no further force and effect (and the amended and restated Shareholder Rights Plan will not come into effect). Management of the Company recommends that shareholders vote in favour of the Shareholder Rights Plan Resolution.

Proposed Amendments and Terms of the Shareholder Rights Plan

In September 2014, the Canadian Securities Administrators (“CSA”) announced that they intend to propose certain amendments to the Canadian take-over bid rules, including revising the minimum bid period. Specifically, the proposed amendments will provide for a minimum 120-day bid period, subject to the ability of the target board to waive, in a non-discriminatory manner when there are multiple bids, the minimum period to no less than 35 days. In the Shareholder Rights Plan, the phrase “(or such other minimum period of days as may be prescribed by applicable Canadian provincial securities laws)” has been added after the reference to 35 days in the definition of “Competing Permitted Bid” to accommodate the possibility that the statutory minimum bid period may be longer than 35 days.

In addition, amendments have been made to clarify that the Shareholder Rights Plan (as amended and restated) will become effective upon receipt of shareholder approval at the Meeting (in which case the termination of the plan will be extended for another three years), and if not so approved the Original Plan will terminate and be of no further force and effect at the conclusion of the Meeting.

Additional changes have been made to the Shareholder Rights Plan to clarify the issuance of rights (“Right”) attached to non-certificated common shares issued in book-based systems, to accommodate new requirements of the rights agent with respect to limitations on its liability, and to make certain other non-substantive amendments incidental to the foregoing updates.

A short summary of the terms of the Shareholder Rights Plan is set out in Schedule B attached to this Circular. The summary of the Shareholder Rights Plan is qualified in its entirety by the full text of the Shareholder Rights Plan. A copy of the Shareholder Rights Plan as proposed to be amended and restated is available for review at the Company’s head office located at Suite 1800, Two Bentall Centre, 555 Burrard Street, Vancouver upon request to the Corporate Counsel at 604-696-4100 or by accessing the Company’s website at www.newgold.com/annualmeeting2015.

Shareholders will be asked at the Meeting to pass the following ordinary resolution:

“BE IT RESOLVED THAT:

a.	the Shareholder Rights Plan as originally adopted by the Board on March 23, 2012, as amended subsequently and as amended and restated as described in the Management Information Circular of the Company dated March 17, 2015, be ratified, confirmed and approved as the Shareholder Rights Plan of the Company; and

b.	any officer or director of the Company is authorized and directed to execute and deliver under corporate seal or otherwise, all such documents and instruments and to do all such acts as such officer or director determines to be necessary or desirable to give effect to this resolution.”

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the approval of the Shareholder Rights Plan Resolution at the Meeting.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

21	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

6.	Say on Pay Advisory Vote

The Board has adopted a policy that provides for an annual advisory shareholder vote on executive compensation, known as “Say on Pay”. The Say on Pay policy is designed to enhance accountability for the compensation decisions made by the Board by giving shareholders a formal opportunity to provide their views on the Board’s approach to executive compensation through an annual non-binding advisory vote. The Company will disclose the results of the vote as part of its report on voting results for each annual meeting. The results will not be binding; the Board will remain fully responsible for its compensation decisions and will not be relieved of these responsibilities by the advisory vote. However, the Board will take the results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to modify the level and nature of their engagement with shareholders.

If the advisory resolution is not approved by a majority of the votes cast at an annual meeting, the Board will consult with shareholders (particularly those who are known to have voted against the resolution) in order to understand their concerns, and will review New Gold’s approach to compensation in the context of those concerns. Results from the Board’s review will be discussed in New Gold’s management information circular for the following year.

Shareholders are encouraged to review and consider the detailed information regarding New Gold’s approach to compensation under the heading “Statement of Executive Compensation” on page 23.

At the Meeting, the shareholders of the Company will be asked to consider the following non-binding advisory resolution on the acceptance of New Gold’s approach to executive compensation, known as “Say on Pay”. The resolution conforms to the form of resolution recommended by the Canadian Coalition for Good Governance. Shareholders may vote for or against the following resolution:

“BE IT RESOLVED THAT on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept the Board’s approach to executive compensation disclosed under the section entitled “Statement of Executive Compensation” in the Management Information Circular of the Company dated March 17, 2015 delivered in advance of the Meeting.”

The Board and management recommend the adoption of the Say on Pay advisory resolution. Shareholders who vote against the resolution are encouraged to contact the Board using the contact information provided under the heading “Contacting the Board of Directors” on page 72.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the Say on Pay advisory resolution.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

22	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

STATEMENT OF EXECUTIVE COMPENSATION

In this section, the individuals in the “Summary Compensation Table” are referred to as the named executive officers (“NEOs”).

Compensation Discussion and Analysis

New Gold is an intermediate gold producer with a portfolio of assets in Canada, the United States, Australia, Mexico and Chile. As part of its business strategy, New Gold is focused on:

•	executing on operational targets (safety, cost, production, environment and social responsibility);

•	maintaining a strong financial position;

•	enhancing value through project development and continuous improvement of its existing operations; and

•	disciplined growth through additional, value-enhancing merger and acquisition opportunities.

New Gold’s executive compensation program is intended to support these goals by attracting and retaining talented employees through competitive compensation, paying for performance, aligning compensation with shareholders’ interests and providing the flexibility necessary to accommodate the needs of New Gold in the different business conditions in which it operates.

In particular, New Gold’s executive compensation program is designed to support the Company’s growth by rewarding:

•	individual skill and experience of executives;

•	individual and corporate performance; and

•	the long-term performance of New Gold’s share price.

Role of the Compensation Committee

The Compensation Committee is comprised of Martyn Konig (Chair), Pierre Lassonde and James Estey, each of whom is an independent director. The Compensation Committee assists the Board in approving and monitoring the Company’s guidelines and practices with respect to compensation and benefits, as well as administering the Company’s equity-based compensation plans. The Compensation Committee’s responsibilities include, among other things:

•	ensuring that the Company has programs to attract and develop executive officers of the highest calibre;

•	reviewing succession plans for the Company’s executive officers and reporting to the Board on succession planning; and

•	reviewing corporate goals and objectives relevant to the compensation of executive officers and making recommendations to the Board regarding such goals and objectives, and, based on performance against those goals and objectives, recommending to the Board the annual salary, bonus and other compensation of executive officers.

23	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

In addition, the Compensation Committee is responsible for establishing a clear and concise compensation philosophy for the Company. New Gold’s executive compensation philosophy is as follows:

•	salaries are benchmarked to the median of the market compensation data, which means that executive officers should not expect automatic annual salary increases;

•	New Gold’s compensation is focused on performance-based bonuses and equity; and

•	compensation packages include salary, performance-based bonus, stock options and Share Units.

As described in their respective biographies under “Business of the Meeting – Election of Directors”, the members of the Compensation Committee each have extensive experience in managing companies and businesses, including with respect to setting and implementing the objectives of compensation programs.

Elements of NEO Compensation

Compensation of NEOs for the year ended December 31, 2014 included base salary, annual performance-based bonus, stock options, performance share units, also referred to as PSU, and other annual compensation such as health and retirement benefits. The following table lists each element of the Company’s executive compensation program and summarizes why New Gold chooses to pay each element.

Element of compensation	Purpose of element
Base Salary	Base salaries are fixed and therefore provide a level of certainty for NEOs. Base salaries are also used as a measure to compare to, and remain competitive with, compensation offered by competitors and as the base to determine other elements of compensation and benefits.
Annual Bonus	Annual bonuses are tied to performance and are a variable component of compensation designed to reward NEOs for maximizing operating and financial performance of the Company. Annual bonuses are paid at the discretion of the Board and are determined based on a number of factors, including financial and operational performance as well as personal performance.
Stock Options	Stock options are variable elements of compensation intended to reward NEOs’ success in achieving sustained, long-term profitability and increases in stock value.
Performance Share Units	PSU are variable elements of compensation intended to reward NEOs’ success in achieving sustained, long-term profitability, increases in stock value and comparatively better performance than the S&P/TSX Global Gold Index. Unlike restricted share units, which are paid based on the value of the Company’s shares on a fixed date regardless of performance, PSU are linked to the performance of the Company relative to the wider industry for the applicable performance measurement period.
Benefits Plans - including medical, dental, life insurance, disability insurance, and a group RRSP	The Company’s benefits plans provide financial reassurance to NEOs in the event of illness, disability or death. The group RRSP is provided to assist individuals in saving for retirement. Benefits plans during 2014 were provided to NEOs on the same basis as other employees in the applicable jurisdiction, except for annual health assessments which have been available for executives since 2008.

24	WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

Benchmarking

The Compensation Committee believes that it is appropriate to establish compensation levels based largely on benchmarking against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, New Gold can assess if its compensation is competitive in the marketplace for its employees, as well as measure its reasonableness.

For 2014, New Gold reviewed the actual compensation paid to executives of the comparative companies listed below. The comparative companies were selected based on the following criteria: the companies are gold producers with at least one asset in production; they have operations of similar size and scope to New Gold; and they have comparable market capitalization. For 2014, New Gold reviewed the peer group previously used for its 2013 compensation review and as a result of this analysis, Osisko Mining Corp and Alamos Mining Corp were removed, and B2Gold Corp, Detour Gold Corporation and Kinross Gold Corporation were added, resulting in a peer group that is more compatible with the size and scope of New Gold.

Comparative company	Corporate head office location
Agnico-Eagle Mines Limited	Toronto, Ontario
Alamos Gold Inc.	Toronto, Ontario
AuRico Gold Inc.	Toronto, Ontario
B2 Gold Corp.	Vancouver, British Columbia
Centerra Gold Inc.	Toronto, Ontario
Detour Gold Corporation	Toronto, Ontario
Eldorado Gold Corporation	Vancouver, British Columbia
IAMGold Corporation	Toronto, Ontario
Kinross Gold Corporation	Toronto, Ontario
Yamana Gold Inc.	Toronto, Ontario

Outside Consultants

New Gold purchased compensation surveys related to the mining industry as well as general industry from Mercer LLC (“Mercer”) and Towers Watson & Co. (“Towers Watson”) in 2014. In addition, Towers Watson provided New Gold with market compensation data for executive level positions.

Logan Human Resources Management Inc. (“Logan HR”) summarized the NEO compensation data for the peer group and provided compensation benchmark data for New Gold’s professional and administrative employees in its Vancouver and Toronto corporate offices.

In 2012, New Gold engaged Hugessen Consulting Inc. (“Hugessen Consulting”) to review New Gold’s executive compensation practices and Hugessen Consulting provided guidance to the Compensation Committee on the subject of advisory shareholder votes on executive compensation in 2013 and provided an update on trends in executive compensation in 2014.

Other than described above, Hugessen Consulting, Towers Watson, Mercer and Logan HR did not provide any other services to New Gold during 2014.

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Consultant	Year ended December 31	Executive compensation- related fees ($) (1)	All other fees ($) (1)
Hugessen Consulting	2014	19,668	Nil
	2013	7,779	Nil
Logan HR	2014	10,548	Nil
	2013	11,603	7,283
Mercer	2014	Nil	16,252
	2013	4,807	8,939
Towers Watson	2014	16,937	1,584
	2013	19,986	2,039

(1)	Consulting fees were charged in Canadian dollars and converted from Canadian dollars at an exchange rate of US$1.00 = C$1.1045 for 2014 and US$1.00 = C$1.0299 for 2013, being the average noon rate quoted by the Bank of Canada for each respective year.

Timing

Historically, annual incentive compensation, namely cash bonuses, PSU, RSU and Options, has been paid or granted, as the case may be, in the first quarter of the year following the year to which the compensation relates. For example, incentive compensation in respect of 2013 performance was paid in February of 2014. The Company has decided to modify this approach, and pay or grant (as the case may be) annual incentive compensation in December of the year to which the compensation relates. In this way, compensation payments better align with the Company’s planning cycle. As a result, cash bonuses, PSU, RSU and Options in respect of 2014 performance were paid or granted, as the case may be, in December of 2014. In the information circular for New Gold’s previous shareholders’ meeting, as well as this Circular, with the exception of tables that give information as of a particular date (in which case the information is as of the stated date), compensation is reported based on the year to which it relates, regardless of whether the actual payment occurred in that year or the following year. As a result, the change the Company has made to the timing for paying and granting incentive compensation does not impact the manner in which information is presented in the Circular.

Compensation Elements

Below is a description of New Gold’s executive compensation and how the Company determines the amount to be paid for each element.

Base Salary

To ensure New Gold will continue to attract and retain qualified and experienced executives, base salaries are reviewed and, if appropriate, adjusted annually in order to ensure they generally remain at the median for comparable companies. For 2014, no adjustments were made to the base salaries of the Executive Chairman, President and Chief Executive Officer and Chief Financial Officer.

Annual Performance-Based Cash Incentives

Similar to the approach used to determine base salaries, in order to attract and retain qualified and experienced executives, officers’ target bonuses are established at a level designed to ensure that cash compensation is competitive with that offered by comparable companies. In addition, in the case of Messrs. Oliphant and Gallagher, their respective employment contracts also prescribe a minimum bonus amount. However, it has not been necessary to rely on the minimum bonus amount since the contracts were signed.

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The actual bonus paid to an NEO is based on a combination of his or her personal performance and overall corporate performance, with the relative weighting between the two reflecting the NEO’s position and ability to directly impact corporate performance. The bonuses for the Executive Chairman and the President and Chief Executive Officer are weighted as to 80% on Company performance and 20% on personal performance, with all other NEOs weighted as to 60% on Company performance and 40% on personal performance. At the beginning of each year, the Board establishes factors to be used to assess Company performance for the year, as well as the weighting for each factor. For 2014, the following performance factors, and the relative weightings noted, were approved by the Board:

Performance goal	Result	WEIGHT
Performance Factor: Disciplined Growth
New Afton: Complete C-zone scoping study by January 31 and commence pre-feasibility study work including: Geotech study (complete Q2), mine design and metallurgical testing (complete Q3), water use license amendment (complete Q3), hydrology studies and design (complete Q4), drill program and resource update (complete Q4).	C-zone studies completed as per schedule. Scoping study result released with year-end update on February 4, 2015.	15%

New Afton: Initiate construction of mill expansion project to achieve 14,000 tonnes per day at optimum grind size with commissioning in April 2015. Work in 2014 includes: receipt of amended water use license, completion of detailed engineering, commencement of earthworks in June, expanded flotation complete in December and verti-mill delivery on track for installation and start up in April 2015.

	The planned mill expansion work was completed on budget and on schedule, and the mill expansion remains on track for commissioning in mid-2015.
Rainy River: Execute design engineering phase including committing to long lead equipment purchases and undertake activities to prepare for construction start in 2015.	Detailed engineering 70% complete, in accordance with project schedule. Other activities also completed in accordance with the project schedule.	20%
Rainy River: Develop and implement recruitment, training, housing and lands strategy and establish operations systems and procedures for start of mining operations.	All activities completed in accordance with the project schedule, including hiring of general manager and construction manager. Long-term operations housing strategy deferred to 2015.
Rainy River: Submit Environmental Assessment and receive regulatory approvals. Negotiate required agreement/consultation with First Nations.	The Federal and Provincial Environmental Assessment (“EA”) applications were submitted on-schedule. EAs were approved in early 2015. Agreements with three First Nations groups and Métis Nation of Ontario were signed.

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Performance goal	Result	WEIGHT
Blackwater: Submit finalized EA Report. Execute support engineering activities for all regulatory approvals for permitting and start of construction and initiate Mines Act permitting.	The finalized EA was submitted. Engineering activities to support permitting preparation completed in accordance with plan. Engineering for start of construction was deferred. Work commenced on preparing the Mines Act permit.	5%
Blackwater: Negotiate Participation Agreement with designated First Nations groups.	The First Nations groups declined to negotiate participation agreements in 2014 due to the decision New Gold made to sequence this project after Rainy River. New Gold instead negotiated capacity agreements to support First Nations in their review of the EA thereby continuing their engagement in the project.

Other: Follow up on targets identified to date and define drill targets to identify mineable grade material at Peak Mines, Blackwater and Rainy River.	Exploration program completed on schedule and within budget, including replacement of 90% of mineral reserves at Peak Mines, discovery of high grade porphyry-style mineralization near Blackwater and prospective volcanic massive sulphide near Rainy River.	5%
Performance Factor: Operational Execution
Achieve production guidance of 380-420 koz of gold. Achieve guidance cash expenditures including operational and capital costs.	380 koz gold produced, which was at the low end of the Company’s guidance range. Operating costs and capital costs were below amounts in the guidance model.	40%
Maintain Total Reportable Injury(1) rate at 2.47. Achieve 100% completion of planned preventative activities under New Gold’s Occupational Health and Safety Standards.	The Total Reportable Injury(1) rate of 2.54 was 3% better than the target of 2.47%. Completed 203% of planned preventative activities.	5%
Implement remaining 50% of the components of the management standards for environment and corporate social responsibility. Implement self-assessment and peer verification to gauge conformance.	100% of the components of the management standards for environment and corporate social responsibility were implemented. Self-assessments completed at all operations. Peer verification completed at New Afton.	5%
Performance Factor: Management Succession
Develop a roadmap for management succession and development to ensure New Gold has qualified personnel to manage New Gold’s anticipated five-year operating and development portfolio.	Roadmap for succession planning and development established. High potential individuals identified across the organization.	5%

(1)	Total Reportable Injuries = fatalities, lost time, restricted duty and medical treatment injuries.

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At the end of the year, the Board reviews corporate performance against the various factors established at the beginning of the year, and also considers other relevant events and circumstances, to establish an overall corporate performance rating that is applied in determining bonuses to be paid.  In general, a score of 100% of the amount allocated to a particular objective is given if the objective was met. If the objective was not met or if the Company exceeded the objective, the Board has the discretion to score that objective at less than or more than 100%.

In 2014, the Company experienced strong success in certain areas, including strong progress on its development projects and improved operating performance, resulting in a corporate performance rating of 98% based on the pre-established factors.  However, share price performance did not meet our expectations and as a result management and the Board reduced the corporate performance rating to 75% for purposes of determining cash bonuses, while the rating was rounded to 100% for purposes of determining equity-based incentive compensation.

In addition, the Board considered the aggregate compensation payable to all executives in 2014 relative to 2013 (excluding the impact of new hires). 2013 executive compensation was significantly reduced relative to 2012 as a result of a corporate performance rating of 50% and capped personal performance rating of 100% in 2013. In light of New Gold’s share price performance in 2014, the Board decided that the aggregate amount of executive compensation for 2014 should be limited to an amount that was consistent with 2013, based on the Company’s functional currency. In order to achieve the Board’s objective with respect to the overall level of executive compensation, the 2014 compensation calculations for executives were adjusted downwards from the levels implied by the corporate and personal performance ratings.

A summary of the bonus amounts prescribed in employment contracts (where applicable), the target award percentages and the actual bonuses paid for the year ended December 31, 2014 for each NEO is set out below.

Name and position	2014 Annual salary ($)	Minimum amount specified in employment contract (where applicable)	Target award as % of annual salary	Bonus amount paid ($)	Bonus amount as % of annual salary (at December 31, 2014)
Randall Oliphant Executive Chairman	679,050	A minimum bonus of one-third of annual salary	125%	724,320	107%
Robert Gallagher President and Chief Executive Officer	588,510	A minimum bonus of one-third of annual salary	125%	497,970	85%
Brian Penny Executive Vice President and Chief Financial Officer	375,741	n/a	100%	271,620	72%
David Schummer(1) Executive Vice President and Chief Operating Officer	110,824	n/a	100%	126,756	114%
Hannes Portmann Vice President, Corporate Development	271,620	n/a	80%	181,080	67%

(1)	Mr. Schummer was appointed Executive Vice President and Chief Operating Officer on September 29, 2014. The salary and bonus reflect the actual amounts paid to him during the year. Bonus amount paid does not include a signing bonus of $226,350. Refer to Note 3 on the Summary Compensation Table for more information.

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Other Compensation – Perquisites

No NEO received any perquisites which, in aggregate, were greater than $50,000 or 10% of the respective NEO’s salary.

Stock Options

In March 2011, New Gold adopted a stock option plan (the “Stock Option Plan”). The general purpose of the Stock Option Plan is to advance the interests of New Gold by providing Eligible Persons (as defined below) with incentives to maximize shareholder value and to attract and reward long-term commitments to New Gold by Eligible Persons. A description of the Stock Option Plan is set out in this Circular under “Stock Option Plan” on page 53. Options granted under the Stock Option Plan expire not later than the fifth anniversary of the date the options were granted and vesting provisions for issued options are determined at the discretion of the Board. New Gold has a practice of not having options vest earlier than 12 months from the grant date.

The Compensation Committee recommends stock option awards to the Board after considering input from management. The Compensation Committee considers external benchmarking data as well as individual performance of the NEO, individual option holdings, whether they are in-the-money or not, and the total number of stock options outstanding in making decisions or recommendations for option grants to the Board. The Board has delegated authority to the Compensation Committee to grant individual stock option awards up to 50,000 options to Eligible Persons who are not officers. Option awards in excess of 50,000 options or to executive officers require approval by the Board.

Expected value is calculated using a Black-Scholes option valuation methodology consistent with the methodology for valuing stock options for New Gold’s stock-based compensation expense in its financial statements. Expected value as a percentage of annual salary varies depending on an individual’s level within the organization and is determined based on benchmarking against a comparator group of companies as listed under the heading “Benchmarking”.

In December 2014, the Board approved, on the recommendation of the Compensation Committee, the grant of the following stock options to the NEOs in recognition of their performance in 2014 and as part of their 2014 compensation. This table does not include options granted in February 2014 in respect of 2013 compensation.

Name	Position	Number of Options(1)	Value of Option award ($)(2)
Randall Oliphant	Executive Chairman	530,000	777,113
Robert Gallagher	President and Chief Executive Officer	385,000	564,506
Brian Penny	Executive Vice President and Chief Financial Officer	195,000	285,919
David Schummer(3)	Executive Vice President and Chief Operating Officer	225,000	329,906
Hannes Portmann	Vice President, Corporate Development	180,000	263,925

(1)	All of these stock options were granted on December 18, 2014 and vest in three equal instalments beginning on the first anniversary of the date of grant. The exercise price for these stock options is C$4.78. The options expire on December 18, 2019.

(2)	The value of the option awards is calculated using the Black-Scholes option valuation methodology and converted at an exchange rate of US$1.00 = C$1.1594, being the noon rate quoted by the Bank of Canada on December 18, 2014, the date on which the options were granted.

(3)	Mr. Schummer was appointed Executive Vice President and Chief Operating Officer on September 29, 2014. The option grant shown in this table does not include 250,000 Options granted as a part of Mr. Schummer’s signing bonus. Refer to the Summary Compensation Table for more information.

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Performance Share Units

In 2009, New Gold introduced the Long Term Incentive Plan (as defined below), which provides for RSU (time-based share unit awards) and which was subsequently amended in February 2013 to provide for PSU (performance-based share unit awards) as a bonus in consideration of past services to the Company or its affiliates. The Board considers that PSU are a more appropriate form of compensation for NEOs (as compared to RSU) as their value is tied to the performance of the Company relative to the wider industry over the applicable performance measurement periods. In this Circular, RSU and PSU are collectively referred to as “Share Units”. A description of the Long Term Incentive Plan is set out in this Circular under “Long Term Incentive Plan” on page 56.

The Compensation Committee recommends PSU awards to the Board after considering input from management. The Compensation Committee considers external benchmarking data as well as individual performance of the NEO, individual PSU holding, the value of PSU holding, and the total number of PSU outstanding in making recommendations for PSU grants to the Board. The Board has delegated authority to the Compensation Committee to grant individual PSU awards up to 25,000 PSU to Eligible Persons who are not officers. PSU awards in excess of 25,000 PSU or to executive officers require approval by the Board.

In December 2014, the Board approved, on the recommendation of the Compensation Committee, the grant of the following PSU to the NEOs in recognition of their performance in 2014 and as part of their 2014 compensation. This table does not include PSU granted in February 2014 in respect of 2013 compensation.

Name and principal position	grant date	Performance YEar	PSU granted(#)(1)	Total value of PSU award ($)(2)
Randall Oliphant Executive Chairman	December 2014	2014	190,000	783,323
Robert Gallagher President and Chief Executive Officer	December 2014	2014	140,000	577,185
Brian Penny Executive Vice President and Chief Financial Officer	December 2014	2014	70,000	288,593
David Schummer(3) Executive Vice President and Chief Operating Officer	December 2014	2014	80,000	329,820
Hannes Portmann Vice President, Corporate Development	December 2014	2014	65,000	267,979

(1)	The PSU were granted on December 18, 2014 and have an Entitlement Date of December 31, 2017. PSU are shown based on the number of PSU granted. On the Entitlement Date of the PSU, the number of shares or cash payment to be issued in satisfaction of the PSU will vary from 50% to 150% of the number of PSU granted, based on the Achieved Performance. Refer to “Long Term Incentive Plan” on page 56 for further details regarding PSU.

(2)	The PSU granted in December 2014 for performance in 2014 are valued by multiplying the number of PSU granted by C$4.78, being the five-day volume weighted average share price of New Gold on the TSX immediately preceding the date of grant (December 18, 2014), and then converting that amount at an exchange rate of US$1.00 = C$1.1594, being the noon rate quoted by the Bank of Canada for December 18, 2014.

(3)	Mr. Schummer was appointed Executive Vice President and Chief Operating Officer on September 29, 2014. PSU grant shown in this table does not include 75,000 PSU granted as a part of Mr. Schummer’s signing bonus. Refer to the Summary Compensation Table for more information.

Share Ownership Policy for Directors and NEOs

Refer to page 47 of this Circular for information about the Company’s share ownership requirements and compliance by the Company’s directors, the Executive Chairman and the President and Chief Executive Officer in 2014. New Gold’s other NEOs are not required to comply with any minimum share ownership requirements.

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Retirement Benefits

New Gold sponsors a voluntary Group RRSP program for Canadian corporate employees. Participating Canadian employees may contribute between 1% and 9% of their annual base salary to the RRSP program. New Gold then matches the employee contributions up to a maximum amount based on the annual limitation set each year by the Canada Revenue Agency. In 2014, the limitation on the Company’s matching contributions was C$12,135 per participating employee.

Other than matching contributions to the retirement programs described above (which amounts are disclosed in the column entitled “All Other Compensation” in the Summary Compensation Table), New Gold does not provide retirement benefits for NEOs.

Fit with Overall Compensation Objectives

New Gold believes that all of the elements of compensation discussed above fit into New Gold’s overall compensation philosophy and objectives. Specifically, New Gold believes that the base salaries and retirement benefits paid to NEOs in 2014 supported its compensation objective of providing competitive compensation that attracts and retains talented employees while its annual performance-based cash incentives and equity-based compensation grants align compensation with shareholders’ interests and pay for performance and results. These elements also support New Gold’s business strategy and are sufficiently flexible to recognize the needs of New Gold in different business conditions.

2015 Compensation Directions

The components of executive compensation for 2015 performance will be similar to those from 2014, comprised of base salaries, a performance-based cash bonus, Options, Share Units and other annual compensation such as health and retirement benefits. While the Board reviews the base salaries of the Company’s executive officers every year to ensure that they remain in line with the Company’s compensation objectives, in light of the share price performance in 2014, no adjustments have been made to the base salaries of the Chairman, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer for 2015. In addition, director compensation will be maintained at 2014 levels, which were reduced from 2013.

Risks Associated with Company’s Compensation Policies and Practices

The Compensation Committee considers the implications and risks of the Company’s compensation policies and practices as a factor in assisting the Board in approving and monitoring guidelines and practices regarding the compensation and benefits of officers, as well as administering the Company’s equity-based compensation plans. In particular, the committee considers the impact on NEOs and other senior executives to ensure that they do not take inappropriate or excessive risks.

The Compensation Committee has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.

Anti-Hedging Policy for Directors and Executive Officers

The Company has adopted a formal policy which prohibits executive officers and directors from purchasing financial instruments that are designed to hedge or offset a decrease in the market value of common shares or other securities of the Company held by the executive officer or director.

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Executive Compensation Clawback Policy

In 2015, the Board adopted an executive compensation clawback policy which allows the Board to require reimbursement of excess compensation paid or granted to the Chief Executive Officer or Chief Financial Officer after adoption of the policy in certain circumstances where the Company is required to restate its financial statements, the executive engaged in fraud or willful misconduct which caused or significantly contributed to the reason for the restatement, and the incentive compensation paid to the executive would have been lower had it been based on the restated financial statements.

Performance Graph

The following graph compares the cumulative total shareholder return for C$100 invested in common shares of New Gold from December 31, 2009 to December 31, 2014 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the same period, assuming the reinvestment of all dividends.

Cumulative Value of C$100 Investment from December 31, 2009 to December 31, 2014

(in C$)	2009	2010	2011	2012	2013	2014
New Gold Inc.	100.0	254.7	270.5	289.7	146.3	131.3
% Change (year on year)		154.7	6.2	7.1	-49.5	-10.3
S&P/TSX Composite Index	100.0	117.2	107.2	114.7	129.3	142.9
% Change (year on year)		17.2	-8.6	7.1	12.7	10.5
S&P/TSX Global Gold Index	100.0	126.6	109.4	93.4	49.4	46.7
% Change (year on year)		26.6	-13.5	-14.6	-47.2	-5.5

Many members of the current management team at New Gold were brought together as a result of two business combinations in 2008 and 2009. Since that time New Gold has experienced a significant downturn in the global stock markets, however its share price had rebounded significantly from the 2008 market lows up until 2012. During 2013 and 2014, weaker gold prices impacted New Gold’s stock price performance.

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Over the period from January 1, 2010 to December 31, 2014, the total increase in value of New Gold’s share price was 31%, while the total value of compensation provided to the Executive Chairman, the President and Chief Executive Officer, the Executive Vice President and Chief Financial Officer, and the other two most highly compensated executive officers over the same period decreased by 12%.

Summary Compensation Table

The following table provides information for the years ended December 31, 2014, 2013 and 2012 regarding compensation earned by each of the following officers of New Gold (being the NEOs): (a) the Executive Chairman, (b) the President and Chief Executive Officer, (c) the Executive Vice President and Chief Financial Officer, and (d) the other two most highly compensated executive officers.

Compensation is paid to the NEOs in Canadian dollars. For purposes of this disclosure, New Gold has elected to report the amounts paid to NEOs in United States dollars as this is the currency that the Company uses for its financial statements. Unless stated otherwise, the amounts paid to NEOs have been converted to United States dollars at an exchange rate of US$1.00 = C$1.1045 for 2014, US$1.00 = C$1.0299 for 2013, and US$1.00 = C$0.9996 for 2012, being the average noon rate quoted by the Bank of Canada for each respective year.

Name and principal position	Year	Salary ($)	Share- based awards ($) (4)(5)	Option- based awards ($) (5)(6)	Non-equity incentive plan compensation($)		All other compensation ($) (8)	Total compensation ($)
					Annual incentive plans (7)	Long term incentive plans
Randall Oliphant(1) Executive Chairman	2014	679,050	783,323	777,113	724,320	-	10,987	2,974,793
	2013	728,250	864,997	852,506	776,800	-	11,565	3,234,118
	2012	650,260	1,438,557	1,325,544	1,500,600	-	11,490	4,926,451
Robert Gallagher(2) President and Chief Executive Officer	2014	588,510	577,185	564,506	497,970	-	10,987	2,239,158
	2013	631,150	461,331	483,855	436,950	-	11,565	2,024,851
	2012	650,260	929,068	863,889	800,320	-	11,490	3,255,027
Brian Penny Executive Vice President and Chief Financial Officer	2014	375,741	288,593	285,919	271,620	-	10,987	1,232,860
	2013	402,965	288,332	299,529	291,300	-	11,565	1,293,691
	2012	400,160	559,439	511,934	500,200	-	11,490	1,983,223
David Schummer(3) Executive Vice President and Chief Operating Officer	2014	110,824	1,167,001	892,962	126,756	-	442,329	2,719,872
	2013	-	-	-	-	-	-	-
	2012	-	-	-	-	-	-	-
Hannes Portmann Vice President, Corporate Development	2014	271,620	267,979	263,925	181,080	-	10,987	995,591
	2013	271,880	259,449	299,529	194,200	-	11,565	1,036,623
	2012	260,104	299,699	283,392	300,120	-	10,579	1,153,894

(1)	Mr. Oliphant is also a director of New Gold but does not receive compensation related to his role as a director.

(2)	Mr. Gallagher is also a director of New Gold but does not receive compensation related to his role as a director.

(3)	Mr. Schummer was appointed Executive Vice President and Chief Operating Officer of New Gold effective September 29, 2014. Upon appointment, Mr. Schummer received a signing bonus of $226,350 (which is shown in the column entitled “All Other Compensation”), 250,000 Options (which are shown in the column entitled “Option-Based Awards”) and 75,000 PSU and 75,000 RSU (which are shown in the column entitled “Share-Based Awards”). Such Options, PSU and RSU were granted on September 29, 2014.

(4)	The Share Units are valued as follows:

(a)	75,000 RSU and 75,000 PSU granted to Mr. Schummer upon his appointment on September 29, 2014 are valued by multiplying the number of units granted by C$6.22, being the five-day volume weighted average share price of New Gold on the TSX immediately preceding the date of grant and then converting that amount at an exchange rate of US$1.00 = C$1.1145 being the noon rate quoted by the Bank of Canada for September 29, 2014.

(b)	All other Share Units granted in 2014 in respect of 2014 performance were PSU granted on December 18, 2014. These PSU are valued by multiplying the number of Share Units granted by C$4.78, being the five-day volume weighted average share price of New Gold on the TSX immediately preceding the date of grant, and then converting that amount at an exchange rate of US$1.00 = C$1.1594, being the noon rate quoted by the Bank of Canada for December 18, 2014.

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(c)	The Share Units granted (all of which are PSU) in February 2014 for performance in 2013 are valued by multiplying the number of Share Units granted by C$6.33, being the five-day volume weighted average share price of New Gold on the TSX immediately preceding the date of grant (February 14, 2014), and then converting that amount at an exchange rate of US$1.00 = C$1.0981, being the noon rate quoted by the Bank of Canada for February 14, 2014.

(d)	The Share Units granted (all of which are PSU) in February 2013 for performance in 2012 are valued by multiplying the number of Share Units granted by C$10.01, being the five-day volume weighted average share price of New Gold on the TSX immediately preceding the date of grant (February 13, 2013), and then converting that amount at an exchange rate of US$1.00 = C$1.0020, being the noon rate quoted by the Bank of Canada for February 13, 2013.

(5)	Options and Share Units are disclosed as follows:

(a)	Options and Share Units are disclosed based on the performance year in respect of which the compensation was granted, regardless of whether the grant was made in that year or the following year. Refer to “Timing” on page 26 for more information.

(b)	Options and Share Units granted on hire are disclosed in the year of grant.

(c)	PSU are shown based on the number of PSU granted. On the Entitlement Date of the PSU, the cash payment or number of shares to be issued in satisfaction of the PSU will vary from 50% to 150% of the number of PSU granted, based on the Achieved Performance. Refer to “Long Term Incentive Plan” on page 56 for further details regarding PSU.

(6)	Option-based awards are valued using the Black-Scholes option valuation methodology. This is consistent with the accounting values used in the Company’s financial statements. The key assumptions made in valuing the awards are as follows:

Grant date	Performance Year	Exercise price	Risk free rate of return	Volatility estimate	Expected life (years)	Per Option value	Exchange rate (US$1.00 =)
December 18, 2014	2014	C$4.78	1.29%	46%	3.67	C$1.70	C$1.1594
September 29, 2014	Signing Bonus	C$6.22	1.29%	53%	3.67	C$2.51	C$1.1145
February 14, 2014	2013	C$6.33	1.09%	53%	3.67	C$2.54	C$1.0981
February 13, 2013	2012	C$10.01	0.57%	60%	3.67	C$4.58	C$1.0020

(7)	Payments under annual incentive plans were paid in December 2014 for performance in 2014, February 2014 for performance in 2013, and February 2013 for performance during 2012. Refer to “Timing” on page 26 for more information.

(8)	Included in this column are Company-paid matching contributions to a Group RRSP in the amounts of $11,490 in 2012, $11,565 in 2013 and $10,987 in 2014 to each of Messrs. Oliphant, Gallagher and Penny. The amounts shown for Mr. Portmann are Company-paid contributions of $10,579 in 2012, $11,565 in 2013 and $10,987 in 2014. The amount shown for Mr. Schummer includes consulting fees of $74,011 for consulting work prior to his appointment on September 29, 2014, a signing bonus of $226,350 and Company-paid relocation and related expenses of $121,968.

The following table shows the total compensation for the Company’s NEOs for the relevant year, as well as the total compensation as a percentage of earnings from mine operations and as a percentage of shareholder equity. Note that the composition of the NEOs changed from 2013 to 2014. The 2014 NEO group includes Mr. Schummer, who was appointed as Executive Vice President and Chief Operating Officer and received total compensation of $2,719,872 in 2014. The 2013 NEO group does not include a Chief Operating Officer, but instead includes the 2013 compensation paid to the Vice President, Exploration of $872,949. The aggregate total compensation paid to the other four NEOs (Messrs. Oliphant, Gallagher, Penny and Portmann) in 2014 was $146,931 lower than their aggregate total compensation in 2013.

	Total compensation for Named Executive Officers ($)	Total compensation for Named Executive Officers as a percentage of earnings from mine operations	Total compensation for Named Executive Officers as a percentage of shareholder equity
2014	10,162,274	10%	0.4%
2013	8,462,282	5%	0.3%
Change	1,699,992	5%	0.1%

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NEO Cash Compensation

The following table shows the cash compensation received by each NEO during the years ended December 31, 2014 and 2013 and the year-over-year change. Refer to the Summary Compensation Table above for total compensation earned by NEOs during years ended December 31, 2014, 2013 and 2012.

Name and principal position	Year	Salary ($)(1)	Annual incentive plans (bonus amount paid) ($)(2)	All other cash compensation ($)(3)	Total cash compensation ($)
Randall Oliphant Executive Chairman	2014	679,050	724,320	10,987	1,414,357
	2013	728,250	776,800	11,565	1,516,615
	Change	(49,200)	(52,480)	(578)	(102,258)
Robert Gallagher President and Chief Executive Officer	2014	588,510	497,970	10,987	1,097,467
	2013	631,150	436,950	11,565	1,079,665
	Change	(42,640)	61,020	(578)	17,802
Brian Penny Executive Vice President and Chief Financial Officer	2014	375,741	271,620	10,987	658,348
	2013	402,965	291,300	11,565	705,830
	Change	(27,224)	(19,680)	(578)	(47,482)
David Schummer(4) Executive Vice President and Chief Operating Officer	2014	110,824	126,756	422,329	659,909
	2013	N/A	N/A	N/A	N/A
	Change	N/A	N/A	N/A	N/A
Hannes Portmann Vice President, Corporate Development	2014	271,620	181,080	10,987	463,687
	2013	271,880	194,200	11,565	477,645
	Change	(260)	(13,120)	(578)	(13,958)

(1)	Negative change in salary for Messrs. Oliphant, Gallagher and Penny is due to currency exchange rate variations. There was no change in the salary that is paid in Canadian dollars from 2013 to 2014.

(2)	Bonuses, Options and Share Units are disclosed based on the year in respect of which the compensation was paid or granted, regardless of whether the grant was made in that year or the following year. Refer to “Timing” on page 26 for more information.

(3)	Included in this column are Company-paid matching contributions to a Group RRSP in the amounts of $11,490 in 2012, $11,565 in 2013 and $10,987 in 2014 to each of Messrs. Oliphant, Gallagher and Penny. The amounts shown for Mr. Portmann are Company-paid contributions of $10,579 in 2012, $11,565 in 2013 and $10,987 in 2014. The amounts shown for Mr. Schummer are consulting fees of $74,011 for his consulting work prior to his appointment on September 29, 2014, a signing bonus of $226,350 and Company-paid relocation and related expenses of $121,968.

(4)	Mr. Schummer was appointed Executive Vice President and Chief Operating Officer on September 29, 2014. The salary and bonus reflect the actual amounts paid to him during the year. Refer to Note 3 to the Summary Compensation Table for more information.

NEO Equity Compensation

The following table shows the equity compensation received by each NEO during the years ended December 31, 2014 and 2013 and the year-over-year change. Refer to the Summary Compensation Table above for total compensation earned by NEOs during years ended December 31, 2014, 2013 and 2012.

Name and principal position	Year	Share-based awards ($)(1)(2)	Option-based awards ($)(2)(3)	Total value of equity-based compensation ($)
Randall Oliphant Executive Chairman	2014	783,323	777,113	1,560,436
	2013	864,997	852,506	1,717,503
	Change	(81,674)	(75,393)	(157,067)
Robert Gallagher President and Chief Executive Officer	2014	577,185	564,506	1,141,691
	2013	461,331	483,855	945,186
	Change	115,854	80,651	196,505

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Name and principal position	Year	Share-based awards ($)(1)(2)	Option-based awards ($)(2)(3)	Total value of equity-based compensation ($)
Brian Penny Executive Vice President and Chief Financial Officer	2014	288,593	285,919	574,512
	2013	288,332	299,529	587,861
	Change	261	(13,610)	(13,349)
David Schummer(4) Executive Vice President and Chief Operating Officer	2014	1,167,001	892,962	2,059,963
	2013	N/A	N/A	N/A
	Change	N/A	N/A	N/A
Hannes Portmann Vice President, Corporate Development	2014	267,979	263,925	531,904
	2013	259,499	299,529	559,028
	Change	8,480	(35,604)	(27,124)

(1)	The Share Units granted are valued as follows:

(a)	75,000 RSU and 75,000 PSU granted to Mr. Schummer upon his appointment on September 29, 2014 are valued by multiplying the number of units granted by C$6.22, being the five-day volume weighted average share price of New Gold on the TSX immediately preceding the date of grant and then converting that amount at an exchange rate of US$1.00 = C$1.1145 being the noon rate quoted by the Bank of Canada for September 29, 2014.

(b)	All other Share Units granted in 2014 in respect of 2014 performance were PSU granted on December 18, 2014. These PSU are valued by multiplying the number of Share Units granted by C$4.78, being the five-day volume weighted average share price of New Gold on the TSX immediately preceding the date of grant, and then converting that amount at an exchange rate of US$1.00 = C$1.1594, being the noon rate quoted by the Bank of Canada for December 18, 2014.

(c)	The Share Units granted (all of which are PSU) in February 2014 for performance in 2013 are valued by multiplying the number of Share Units granted by C$6.33, being the five-day volume weighted average share price of New Gold on the TSX immediately preceding the date of grant (February 14, 2014), and then converting that amount at an exchange rate of US$1.00 = C$1.0981, being the noon rate quoted by the Bank of Canada for February 14, 2014.

(2)	Options and Share Units are disclosed as follows:

(a)	Options and Share Units are disclosed based on the performance year in respect of which the compensation was granted, regardless of whether the grant was made in that year or the following year. Refer to “Timing” on page 26 for more information.

(b)	Options granted on hire are disclosed in the year of grant.

(c)	PSU are shown based on the number of PSU granted. On the Entitlement Date of the PSU, the cash payment or number of shares to be issued in satisfaction of the PSU will vary from 50% to 150% of the number of PSU granted, based on the Achieved Performance. Refer to “Long Term Incentive Plan” on page 56 for further details regarding PSU.

(3)	Option-based awards are valued using the Black-Scholes option valuation methodology. This is consistent with the accounting values used in the Company’s financial statements. The key assumptions made in valuing the awards are set out in Note 5 to the Summary Compensation Table.

(4)	Mr. Schummer was appointed Executive Vice President and Chief Operating Officer on September 29, 2014. The table includes the value of Options and Share Units granted as a part of Mr. Schummer’s signing bonus. Refer to Note 3 to the Summary Compensation Table for more information.

NEO Share Ownership as at December 31, 2014

The following table shows the number of common shares of New Gold and Share Units held by each NEO, the value of those common shares and Share Units as at December 31, 2014 and 2013, and the year-over-year change.

Name and principal position	Year	Number of common shares held	Number of Share Units held (1)	Amount at risk (total market value of common shares and Share Units) ($) (2)
Randall Oliphant Executive Chairman	2014	4,570,855	484,000	22,791,795
	2013	4,570,855	144,000	25,454,371
	Change	0	340,000	(2,662,576)

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Name and principal position	Year	Number of common shares held	Number of Share Units held (1)	Amount at risk (total market value of common shares and Share Units) ($) (2)
Robert Gallagher President and Chief Executive Officer	2014	255,060	313,000	2,561,321
	2013	255,060	93,000	1,879,092
	Change	0	220,000	682,229
Brian Penny (3) Executive Vice President and Chief Financial Officer	2014	570,000	176,000	3,363,633
	2013	570,000	56,000	3,379,624
	Change	0	120,000	(15,991)
David Schummer (4) Executive Vice President and Chief Operating Officer	2014	800	230,000	1,040,652
	2013	N/A	N/A	N/A
	Change	N/A	N/A	N/A
Hannes Portmann Vice President, Corporate Development	2014	25,473	140,000	746,100
	2013	25,473	30,000	299,485
	Change	0	110,000	446,615

(1)	All Share Units in this column are PSU other than 75,000 RSU granted to Mr. Schummer on September 29, 2014 upon his appointment. PSU are shown based on the number of Share Units granted. On the Entitlement Date of the PSU, the cash payment or number of shares to be issued in satisfaction of the PSU will vary from 50% to 150% of the number of Share Units granted, based on the Achieved Performance. Refer to “Long Term Incentive Plan” on page 56 for further details regarding PSU.

(2)	Calculated by multiplying the number of Share Units (all of which are PSU except for 75,000 RSU granted to Mr. Schummer on September 29, 2014) and common shares by the closing price of New Gold’s common shares on the TSX on December 31, 2014 and 2013 of C$4.98 and C$5.56, respectively, and converted at an exchange rate of US$1.00 = C$1.1045 for 2014 and US$1.00 = C$1.0299 for 2013, being the average noon rate quoted by the Bank of Canada for each respective year.

(3)	Mr. Penny also holds New Gold 7% Senior Notes due 2020 in the principal amount of $300,000.

(4)	Mr. Schummer was appointed Executive Vice President and Chief Operating Officer on September 29, 2014. Number of Share Units Held includes value of PSU and RSU granted as a part of Mr. Schummer’s signing bonus. Refer to Note 3 to the Summary Compensation Table for more information.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as at December 31, 2014.

Outstanding Option and Share-Based Awards as at December 31, 2014

Name	Grant date	Number of securities underlying unexercised Options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money Options ($)(1)	Number of unvested Share Units (#)(2)	Market value of unvested share-based awards($)
Randall Oliphant	June 2, 2009	1,500,000	3.21	June 2, 2016	2,403,837	-	-
	January 26, 2011(4)	500,000	7.67	January 26, 2018	-	-	-
	February 10, 2012(3)(5)	500,000	11.87	February 10, 2017	-	-	-
	February 13, 2013(3)(6)	290,000	10.01	February 13, 2018	-	144,000	649,280
	February 14, 2014(3)(7)	370,000	6.33	February 14, 2019	-	150,000	676,334
	December 18, 2014(3)(8)	530,000	4.78	December 18, 2019	95,972	190,000	856,689
Robert Gallagher	February 17, 2009	380,000	2.71	February 17, 2016	780,998	-	-
	June 2, 2009	840,000	3.21	June 2, 2016	1,346,149	-	-
	January 26, 2011(4)	400,000	7.67	January 26, 2018	-	-	-
	February 10, 2012(3)(5)	350,000	11.87	February 10, 2017	-	-	-
	February 13, 2013(3)(6)	189,000	10.01	February 13, 2018	-	93,000	419,327
	February 14, 2014(3)(7)	210,000	6.33	February 14, 2019	-	80,000	360,711
	December 18, 2014(3)(8)	385,000	4.78	December 18, 2019	69,716	140,000	631,245

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Name	Grant date	Number of securities underlying unexercised Options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money Options ($)(1)	Number of unvested Share Units (#)(2)	Market value of unvested share-based awards($)
Brian Penny	June 2, 2009	100,000	3.21	June 2, 2016	160,256	-	-
	January 27, 2010	400,000	4.39	January 27, 2017	213,674	-	-
	January 26, 2011(7)	100,000	7.67	January 26, 2018	-	-	-
	February 10, 2012(3)(5)	200,000	11.87	February 10, 2017	-	-	-
	February 13, 2013(3)(6)	112,000	10.01	February 13, 2018	-	56,000	252,498
	February 14, 2014(3)(7)	130,000	6.33	February 14, 2019	-	50,000	225,445
	December 18, 2014(3)(8)	195,000	4.78	December 18, 2019	35,311	70,000	315,622
David Schummer	September 29, 2014(3)(9)	250,000	6.22	September 29, 2019	-	150,000	676,334
	December 18, 2014(3)(8)	225,000	4.78	December 18, 2019	40,743	80,000	360,711
Hannes Portmann	August 8, 2008	60,000	2.00	August 8, 2015	161,886	-	-
	January 27, 2010	150,000	4.39	January 27, 2017	80,128	-	-
	January 26, 2011(4)	50,000	7.67	January 26, 2018	-	-	-
	February 10, 2012(3)(5)	100,000	11.87	February 10, 2017	-	-	-
	February 13, 2013(3)(6)	62,000	10.01	February 13, 2018	-	30,000	135,267
	February 14, 2014(3)(7)	130,000	6.33	February 14, 2019	-	45,000	202,900
	December 18, 2014(3)(8)	180,000	4.78	December 18, 2019	32,594	65,000	293,078

(1)	Calculated using the closing price of New Gold’s common shares on the TSX on December 31, 2014 of C$4.98 and subtracting the exercise price of in-the-money stock options. The amount is then converted at an exchange rate of US$1.00 = C$1.1045, being the average noon rate quoted by the Bank of Canada for 2014. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the price of the common shares on the date of exercise.

(2)	Calculated by multiplying the number of Share Units (all of which are PSU except for 75,000 RSU granted to Mr. Schummer on September 29, 2014) by the closing price of New Gold’s common shares on the TSX on December 31, 2014 of C$4.98. The amount is then converted at an exchange rate of US$1.00 = C$1.1045, being the average noon rate quoted by the Bank of Canada for 2014. The actual value realized will depend on the price of the common shares on the date of vesting and, in the case of PSU, the Achieved Performance. On the Entitlement Date of the PSU, the cash payment or number of shares to be issued in satisfaction of the PSU will vary from 50% to 150% of the number of Share Units granted, based on the Achieved Performance. Refer to “Long Term Incentive Plan” on page 56 for further details regarding PSU.

(3)	Option awards vest in three equal instalments beginning on the first anniversary of the date of grant.

(4)	Options granted in January 2011 for performance in 2010.

(5)	Options granted in February 2012 for performance in 2011.

(6)	Options and PSU granted in February 2013 for performance in 2012. These PSU have an Entitlement Date of December 31, 2015.

(7)	Options and PSU granted in February 2014 for performance in 2013. These PSU have an Entitlement Date of December 31, 2016.

(8)	Options and PSU granted in December 2014 for performance in 2014. These PSU have an Entitlement Date of December 31, 2017.

(9)	Mr. Schummer was appointed Executive Vice President and Chief Operating Officer on September 29, 2014. Options, PSU and RSU were granted in September 2014 upon Mr. Schummer being hired. Such PSU have an Entitlement Date of December 31, 2017 and such RSU vest as to one-third on each of December 1, 2015, 2016 and 2017.

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The following table provides information regarding the value of incentive plan awards vested or earned during the year ended December 31, 2014.

Value Vested or Earned During the Year Ended December 31, 2014

Name	Option-based awards – value vested during the year ($)(1)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)(2)
Randall Oliphant	Nil	Nil	724,320
Robert Gallagher	Nil	Nil	497,970
Brian Penny	Nil	Nil	271,620
David Schummer(3)	Nil	Nil	126,756
Hannes Portmann	Nil	Nil	181,080

(1)	Calculated using the closing price of New Gold’s common shares on the TSX on the relevant vesting date and subtracting the exercise price of in-the-money stock options.

(2)	Amounts shown represent non-equity incentive plan compensation for 2014 performance which was paid in 2014. Refer to “Timing” on page 26 for more information.

(3)	Mr. Schummer was appointed Executive Vice President and Chief Operating Officer on September 29, 2014. The non-equity incentive plan compensation excludes a signing bonus of $226,350 paid to Mr. Schummer. Refer to Note 3 to the Summary Compensation Table for more information.

Options Exercised during the Year Ended December 31, 2014

The following table provides details regarding stock options exercised and sold by the NEOs during the year ended December 31, 2014.

Name	Number of Options exercised and sold	Option Expiry Date	Option exercise price	Date of Exercise	Value realized ($)(1)
Randall Oliphant	Nil	N/A	Nil	N/A	Nil
Robert Gallagher	Nil	N/A	Nil	N/A	Nil
Brian Penny	100,000	June 2, 2016	C$3.21	August 29, 2014	$333,961
David Schummer	Nil	N/A	Nil	N/A	Nil
Hannes Portmann	Nil	N/A	Nil	N/A	Nil

(1)	Calculated using the difference between the price of New Gold’s common shares on the TSX at the time of exercise and the exercise price of the respective options. The amount is then converted at an exchange rate of US$1.00 = C$1.1045, being the average noon rate quoted by the Bank of Canada for 2014.

Termination and Change of Control Benefits

New Gold has entered into employment agreements with each NEO that contain termination and change of control provisions.

Randall Oliphant (Executive Chairman)

Mr. Oliphant entered into an employment agreement with New Gold effective December 14, 2009, in connection with his appointment as Executive Chairman of New Gold on June 1, 2009.

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Termination without Cause

If Mr. Oliphant’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year. In addition, Mr. Oliphant’s employment agreement provides for a severance payment of 36 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year. Any stock options granted before the date of the employment agreement will remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination. Any stock options granted after the date of the employment agreement which are not vested at the time of termination will be cancelled and any stock options that are vested will remain exercisable until the earlier of (i) the expiry of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX. In addition, he will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Termination Following a Change of Control

If there is a Change of Control of New Gold (as defined below) and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event (as defined below) occurs and Mr. Oliphant elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year. In addition, Mr. Oliphant will receive a severance payment of 36 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year. Any stock options granted which have not vested at the time of termination will vest immediately and will remain exercisable until the earlier of (i) the expiry of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX. In addition, he will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Robert Gallagher (President and Chief Executive Officer)

Mr. Gallagher entered into a new employment agreement with New Gold effective December 15, 2009.

Termination without Cause

If Mr. Gallagher’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year. In addition, Mr. Gallagher’s employment agreement provides for a severance payment of 36 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year. Any stock options granted before the date of the employment agreement will remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination. Any stock options granted after the date of the employment agreement which are not vested at the date of termination will be cancelled and any stock options that are vested will remain exercisable until the earlier of (i) the expiry of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX. In addition, he will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

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Termination Following a Change of Control

If there is a Change of Control of New Gold and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and Mr. Gallagher elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year. In addition, Mr. Gallagher will receive a severance payment of 36 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year. Any stock options granted which have not vested at the time of termination will vest immediately and will remain exercisable until the earlier of (i) the expiry of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX. In addition, he will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Brian Penny (Executive Vice President and Chief Financial Officer)

Mr. Penny entered into an employment agreement with New Gold effective December 4, 2009, in connection with his appointment as Executive Vice President and Chief Financial Officer of New Gold on June 1, 2009.

Termination without Cause

If Mr. Penny’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year. In addition, Mr. Penny’s employment agreement provides for a severance payment of 12 months’ salary and incentive bonus plus one month’s salary and incentive bonus per year of service to a maximum of 18 months’ salary and incentive bonus. For this purpose, incentive bonus is calculated as the greater of annual bonus at target or the bonus received by him in the previous bonus year. Any stock options granted before the date of the employment agreement will remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination. Any stock options granted after the date of the employment agreement which are not vested at the time of termination will be cancelled and any stock options that are vested will remain exercisable until the earlier of (i) the expiry of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX. In addition, he will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the period used to determine the severance payment above.

Termination Following a Change of Control

If there is a Change of Control of New Gold and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and Mr. Penny elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year. In addition, Mr. Penny will receive a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year. Any stock options granted which have not vested at the time of termination will vest immediately and will remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination. In addition, he will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

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David Schummer (Executive Vice President and Chief Operating Officer)

Mr. Schummer entered into an employment agreement with New Gold effective September 29, 2014.

Termination without Cause

If Mr. Schummer’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year. In addition, Mr. Schummer’s employment agreement provides for a severance payment of 12 months’ salary and incentive bonus plus one month’s salary and incentive bonus per year of service to a maximum of 18 months’ salary and incentive bonus. For this purpose, incentive bonus is calculated as the greater of annual bonus at target or the bonus received by him in the previous bonus year. Any stock options which are not vested at the time of termination will be cancelled and any stock options that are vested will remain exercisable until the earlier of (i) the expiry of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX. In addition, he will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the period used to determine the severance payment above.

Termination Following a Change of Control

If there is a Change of Control of New Gold and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and Mr. Schummer elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year. In addition, Mr. Schummer will receive a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year. Any stock options granted which have not vested at the time of termination will vest immediately and will remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination. In addition, he will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Hannes Portmann (Vice President, Corporate Development)

Mr. Portmann entered into a new employment agreement with New Gold effective December 1, 2009.

Termination without Cause

If Mr. Portmann’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year. In addition, Mr. Portmann’s employment agreement provides for a severance payment of 12 months’ salary and incentive bonus plus one month’s salary and incentive bonus per year of service to a maximum of 18 months’ salary and incentive bonus. For this purpose, incentive bonus is calculated as the greater of annual bonus at target or the bonus received by him in the previous bonus year. Any stock options that are not vested at the time of termination will be cancelled and any stock options that are vested will remain exercisable until the earlier of (i) the expiry of such options, or (ii) the date which is 6 months from the date of such termination. In addition, he will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the period used to determine the severance payment above.

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Termination Following a Change of Control

If there is a Change of Control of New Gold and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and Mr. Portmann elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year. In addition, Mr. Portmann will receive a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year. Any stock options granted which have not vested at the time of termination will vest immediately and will remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination. In addition, he will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

“Change of Control”

A “Change of Control” is generally defined in each NEO’s employment agreement as (a) New Gold is not the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly owned subsidiary of New Gold); (b) New Gold sells, leases or exchanges greater than 50% of its assets to any other person or entity (other than an affiliate of New Gold); (c) a resolution is adopted to wind up, dissolve or liquidate New Gold; (d) an acquirer acquires 40% or more of the voting securities of New Gold; (e) as a result of or in connection with: (i) the contested election of directors or (ii) a transaction referred to in (a) above, the nominees named in the most recent management information circular of New Gold for election to the board of directors of New Gold will not constitute a majority of the board of directors; or (f) the board of directors adopts a resolution to the effect that a Change of Control as defined in the employment agreements has occurred or is imminent.

“Triggering Event”

A “Triggering Event” includes (a) a material adverse change in any of the officer’s duties, powers, rights, discretion, prestige, salary, benefits or perquisites, as they exist, and with respect to financial entitlements, the conditions under and manner in which they were payable, immediately before a Change of Control; (b) a diminution of title as it exists immediately before a Change of Control; (c) a change in the person or body to whom the officer reports, except if such person or body is of equivalent rank or stature or such change is as a result of the resignation or removal of such person or the persons comprising such body, providing this will not include a change resulting from a promotion in the normal course of business; (d) a change in the location at which the officer is regularly required to carry out the terms of his or her employment, which is of a distance greater than 50 kilometres from the city of his or her normal work location; or (e) a significant increase in the amount of travel the officer is required to conduct on behalf of New Gold.

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Estimated Incremental Payment on Termination following a Change of Control or Termination without Cause

The following tables detail the estimated incremental payments from New Gold to each of the NEOs on termination without cause or a Change of Control (with termination of employment), assuming a termination of employment occurred on December 31, 2014.

Termination of Employment without Cause

Name	Base Salary Value ($)	Bonus Value ($)	Benefits Value ($)	Value of Unvested Options & Share Units Vested ($) (1)	Total Estimated Incremental Payment ($) (2)
Randall Oliphant	2,037,150	1,697,625	203,715	-	3,938,490
Robert Gallagher	1,765,530	1,471,275	176,553	-	3,413,358
Brian Penny	563,612	563,612	84,542	-	1,211,766
David Schummer	430,065	430,065	64,510	-	924,640
Hannes Portmann	407,430	325,944	61,115	-	794,489
Total:	5,203,787	4,488,521	590,435	-	10,282,743

(1)	For Options, calculated by subtracting the exercise price of in-the-money unvested stock options that would have vested on termination of employment from the closing price of New Gold’s common shares on the TSX on December 31, 2014 of C$4.98. For Share Units, calculated by multiplying the number of Share Units that would have vested on termination of employment by the closing price of New Gold’s common shares on the TSX on December 31, 2014 of C$4.98. These amounts are then converted at an exchange rate of US$1.00 = C$1.1045, being the average noon rate quoted by the Bank of Canada for 2014.

(2)	These amounts do not include any salary payable or pro-rata bonus payable to the date of termination of employment, and such payments may be contingent on signing a release.

Termination of Employment Following Change of Control

Name	Base salary value ($)	Bonus value ($)	Benefits value ($)	Value of unvested Options & Share Units vested ($)(1)	Total estimated incremental payment ($)(2)
Randall Oliphant	2,037,150	1,697,625	203,715	3,074,357	7,012,847
Robert Gallagher	1,765,530	1,471,275	176,553	2,007,868	5,421,226
Brian Penny	751,482	751,482	112,722	1,116,732	2,732,418
David Schummer	860,130	860,130	129,020	1,427,227	3,276,507
Hannes Portmann	543,240	434,592	81,486	908,379	1,967,697
Total:	5,957,532	5,215,104	703,496	8,534,563	20,410,695

(1)	For Options, calculated by subtracting the exercise price of in-the-money unvested stock options that would have vested on termination of employment from the closing price of New Gold’s common shares on the TSX on December 31, 2014 of C$4.98. For Share Units, calculated by multiplying the number of Share Units that would have vested on termination of employment by the closing price of New Gold’s common shares on the TSX on December 31, 2014 of C$4.98. These amounts are then converted at an exchange rate of US$1.00 = C$1.1045, being the average noon rate quoted by the Bank of Canada for 2014.

(2)	These amounts do not include any salary payable or pro-rata bonus payable to the date of termination of employment, and such payments may be contingent on signing a release.

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Director Compensation

In 2014, New Gold paid an annual retainer of C$75,000 to each non-executive director and an additional C$15,000 to the Chair of the Audit Committee. Directors were required to take the 2014 annual retainer in deferred share units (“DSU”). New Gold does not pay per-meeting fees.

All reasonable expenses incurred by a director in attending meetings of the Board, committee meetings or shareholder meetings, together with all expenses properly and reasonably incurred by any director in the conduct of New Gold’s business or in the discharge of his duties as a director, are paid by New Gold.

In addition to the annual retainer, each year New Gold grants stock options to each non-executive director. Under New Gold’s Stock Option Plan, stock option grants to non-executive directors cannot exceed 1% of the Company’s outstanding issued common shares and the maximum value of stock options that may be granted to each non-executive director cannot exceed C$100,000 in any fiscal year. Of the stock options granted to non-executive directors, 836,394 stock options remained outstanding as at December 31, 2014, which equates to 0.17% of the Company’s issued and outstanding common shares as of such date.

During the year ended December 31, 2014, New Gold granted an aggregate of 277,776 stock options and 87,736 DSU to the non-executive directors.

Director Compensation Table

The following table provides information regarding compensation paid to New Gold’s non-executive directors during the year ended December 31, 2014.

Name	Annual retainer – cash ($)(1)	Annual retainer – share-based awards($)(2)	Option-based awards ($)(3)	All other compensation ($)	Total ($)
David Emerson	-	71,108	94,658	-	165,766
James Estey	-	85,329	94,658	-	179,987
Vahan Kololian	-	71,108	94,658	-	165,766
Martyn Konig	-	71,108	94,658	-	165,766
Pierre Lassonde	-	71,108	94,658	-	165,766
Raymond Threlkeld	-	71,108	94,658	120,000(4)	285,766
Total:	-	440,869	567,948	120,000	1,128,817

(1)	The 2014 annual retainer was required to be taken in DSU.

(2)	Value of share-based awards calculated by multiplying the number of DSU by C$5.55, being the closing price of New Gold’s common shares on the TSX on the date of grant (May 8, 2014), and then converting that amount at an exchange rate of US$1.00 = C$1.1045, being the average noon rate quoted by the Bank of Canada for 2014.

(3)	Valued using the Black-Scholes option valuation methodology. The key assumptions made in valuing the awards are as follows:

Grant date	Exercise price	Risk free rate of return	Volatility estimate	Expected life (years)	Per Option value	Exchange rate (US$1.00 =)
May 8, 2014	C$5.55	1.11%	53%	3.67	C$2.22	C$1.0858

(4)	Consulting fees paid to Mr. Threlkeld during 2014 for assistance with respect to the development of various projects, including the Rainy River project, and the evaluation of corporate development opportunities.

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Director Share Ownership as at December 31, 2014

The following table shows the number of common shares of New Gold and DSU held by each non-executive director, the value of such common shares and DSU as at December 31, 2014 and December 31, 2013, and the year-over-year change.

Name	Year	Number of common shares held	Number of DSU held	Amount at risk (Total market value of common shares and DSU) ($)(1)
David Emerson	2014	5,000	31,265	163,515
	2013	5,000	17,114	119,388
	Change	Nil	14,151	44,127
James Estey (2)	2014	277,285	60,152	1,521,467
	2013	209,000	43,171	1,361,411
	Change	68,285	16,981	160,056
Vahan Kololian	2014	1,193,001	37,372	5,547,619
	2013	1,125,001	23,221	6,198,975
	Change	68,000	14,151	(651,356)
Martyn Konig	2014	218,000	50,017	1,208,460
	2013	150,000	35,866	1,003,446
	Change	68,000	14,151	205,014
Pierre Lassonde	2014	7,428,700	30,643	33,633,372
	2013	6,500,000	16,492	35,180,976
	Change	928,700	14,151	(1,547,604)
Raymond Threlkeld	2014	177,694	25,678	916,980
	2013	181,694	11,527	1,043,154
	Change	(4,000)	14,151	(126,172)

(1)	Calculated by multiplying the number of DSU and common shares held by the closing price of New Gold’s common shares on the TSX on December 31, 2014 and 2013 of C$4.98 and C$5.56 respectively, and converted at an exchange rate of US$1.00 = C$1.1045 for 2014 and of US$1.00 = C$1.0299 for 2013, being the average noon rate quoted by the Bank of Canada for each respective year.

(2)	Mr. Estey also holds New Gold 7% Senior Notes due 2020 in the principal amount of $25,000.

Share Ownership Policy for Directors and NEOs

In March 2011, the Board introduced a share ownership policy for the Company’s directors as well as the Executive Chairman and the President and Chief Executive Officer.

The policy provides that each director, with the exception of the Executive Chairman and the President and Chief Executive Officer, should own common shares and/or DSU (not including stock options), equivalent in value to at least three times the annual retainer paid to directors (which retainer is paid in cash and/or DSU).

Each of the Executive Chairman and the President and Chief Executive Officer should own common shares and Share Units (not including stock options) equivalent in value to at least three times his base salary.

Other than Mr. Emerson who is not required to achieve compliance until July 2015, as of December 31, 2014, all of the directors, including the Executive Chairman and the President and Chief Executive Officer, comply with the applicable share ownership requirements.

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Name	Ownership requirement ($)(1)	Value of common shares held ($)(2)(3)	Value of DSU or PSU held ($)(2)(4)(5)	Total value of common shares and DSU or PSU held ($)	Compliance with ownership requirement
David Emerson	203,715	22,544	140,971	163,515	N/A(6)
James Estey	203,715	1,250,248	271,219	1,521,467	Achieved
Robert Gallagher	1,765,530	1,150,038	1,411,283	2,561,321	Achieved
Vahan Kololian	203,715	5,379,113	168,506	5,547,619	Achieved
Martyn Konig	203,715	982,938	225,521	1,208,459	Achieved
Pierre Lassonde	203,715	33,495,206	138,166	33,633,372	Achieved
Randall Oliphant	2,037,150	20,609,492	2,182,304	22,791,795	Achieved
Raymond Threlkeld	203,715	801,203	115,779	916,982	Achieved

(1)	Ownership requirement for non-executive directors calculated as three times the annual retainer of C$75,000 converted at an exchange rate of US$1.00 = C$1.1045, being the average noon rate quoted by the Bank of Canada for 2014. Ownership requirement for each of the Executive Chairman and the President and Chief Executive Officer calculated as three times their base salary converted at an exchange rate of US$1.00 = C$1.1045, being the average noon rate quoted by the Bank of Canada for 2014.

(2)	The following table lists the number of common shares and DSU or (in the case of Mr. Gallagher and Mr. Oliphant) PSU held as of December 31, 2014:

NAME	NUMBER OF COMMON SHARES HELD	NUMBER OF DSU OR PSU HELD
David Emerson	5,000	31,265
James Estey	277,285	60,152
Robert Gallagher	255,060	313,000
Vahan Kololian	1,193,001	37,372
Martyn Konig	218,000	50,017
Pierre Lassonde	7,428,700	30,643
Randall Oliphant	4,570,855	484,000
Raymond Threlkeld	177,694	25,678

(3)	Calculated using the closing price of New Gold’s common shares on the TSX on December 31, 2014 of C$4.98 and converted at an exchange rate of US$1.00 = C$1.1045, being the average noon rate quoted by the Bank of Canada for 2014.

(4)	For non-executive directors, amounts in the column represent the value of DSU held. For Messrs. Oliphant and Gallagher the amounts in this column represent the value of PSU held. The value of DSU or PSU held is calculated by multiplying the number of DSU or PSU by the closing price of New Gold’s common shares on the TSX on December 31, 2014 of C$4.98. The amounts are then converted at an exchange rate of US$1.00 = C$1.1045, being the average noon rate quoted by the Bank of Canada for 2014.

(5)	PSU are shown based on the number of Share Units granted. On the Entitlement Date of the PSU, the cash payment or number of shares to be issued in satisfaction of the PSU will vary from 50% to 150% of the number of PSU granted, based on the Achieved Performance. Refer to “Long Term Incentive Plan” on page 56 for further details regarding PSU.

(6)	New Gold’s share ownership policy allows a period of three years for newly elected directors to achieve compliance. Therefore, Mr. Emerson has until July 2015 to achieve compliance.

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Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non-executive director outstanding as at December 31, 2014.

Outstanding Share-Based Awards and Option-Based Awards

as at December 31, 2014

Name	Grant Date	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money Options ($)(1)	Number of unvested shares or DSU (#)	Market value of unvested DSU ($)(2)
David Emerson	August 10, 2012	20,300	10.34	August 10, 2017	-	3,991	17,995
	May 9, 2013	30,303	7.52	May 9, 2018	-	-	-
	May 10, 2013	-	-	-	-	13,123	59,170
	May 8, 2014	46,296	5.30	May 8, 2019	-	-	-
	May 9, 2014	-	-	-	-	14,151	63,805
	Total	96,899			-	31,265	140,970
James Estey	May 11, 2010	28,000	5.93	May 11, 2015	-	-	-
	June 30, 2010	-	-	-	-	9,985	45,021
	June 2, 2011	-	-	-	-	6,674	30,092
	June 8, 2011	18,700	9.59	June 8, 2016	-	-	-
	May 10, 2012	24,600	8.54	May 10, 2017	-	-	-
	June 18, 2012	-	-	-	-	11,420	51,492
	May 9, 2013	30,303	7.52	May 9, 2018	-	-	-
	May 10, 2013	-	-	-	-	15,092	68,048
	May 8, 2014	46,296	5.30	May 8, 2019	-	-	-
	May 9, 2014	-	-	-	-	16,981	76,565
	Total	147,899			-	60,152	271,218
Vahan Kololian	May 11, 2010	28,000	5.93	May 11, 2015	-	-	-
	June 2, 2011	-	-	-	-	5,133	23,144
	June 8, 2011	18,700	9.59	June 8, 2016	-	-	-
	May 10, 2012	24,600	8.54	May 10, 2017	-	-	-
	June 18, 2012	-	-	-	-	4,965	22,387
	May 9, 2013	30,303	7.52	May 9, 2018	-	-	-
	May 10, 2013	-	-	-	-	13,123	59,170
	May 8, 2014	46,296	5.30	May 8, 2019	-	-	-
	May 9, 2014	-	-	-	-	14,151	63,805
	Total	147,899			-	37,372	168,506
Martyn Konig	May 11, 2010	28,000	5.93	May 11, 2015	-	-	-
	June 30, 2010	-	-	-	-	7,680	34,628
	June 2, 2011	-	-	-	-	5,133	23,144
	June 8, 2011	18,700	9.59	June 8, 2016	-	-	-
	May 10, 2012	24,600	8.54	May 10, 2017	-	-	-
	June 18, 2012	-	-	-	-	9,930	44,773
	May 9, 2013	30,303	7.52	May 9, 2018	-	-	-
	May 10, 2013	-	-	-	-	13,123	59,170
	May 8, 2014	46,296	5.30	May 8, 2019	-	-	-
	May 9, 2014	-	-	-	-	14,151	63,805
	Total	147,899			-	50,017	225,520

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Name	Grant Date	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money Options ($)(1)	Number of unvested shares or DSU (#)	Market value of unvested DSU ($)(2)
Pierre Lassonde	May 11, 2010	28,000	5.93	May 11, 2015	-	-	-
	June 8, 2011	18,700	9.59	June 8, 2016	-	-	-
	May 10, 2012	24,600	8.54	May 10, 2017	-	-	-
	June 18, 2012	-	-	-	-	9,930	44,773
	May 9, 2013	30,303	7.52	May 9, 2018	-	-	-
	May 10, 2013	-	-	-	-	6,562	29,587
	May 8, 2014	46,296	5.30	May 8, 2019	-	-	-
	May 9, 2014	-	-	-	-	14,151	63,805
	Total	147,899			-	30,643	138,165
Raymond Threlkeld	May 11, 2010	28,000	5.93	May 11, 2015	-	-	-
	June 8, 2011	18,700	9.59	June 8, 2016	-	-	-
	May 10, 2012	24,600	8.54	May 10, 2017	-	-	-
	June 18, 2012	-	-	-	-	4,965	22,387
	May 9, 2013	30,303	7.52	May 9, 2018	-	-	-
	May 10, 2013	-	-	-	-	6,562	29,587
	May 8, 2014	46,296	5.30	May 8, 2019	-	-	-
	May 9, 2014	-	-	-	-	14,151	63,805
	Total	147,899			-	25,678	115,779
	Total AWARDS	836,394			-	235,127	1,060,158

(1)	Calculated using the closing price of New Gold’s common shares on the TSX on December 31, 2014 of C$4.98 and subtracting the exercise price of in-the-money stock options.

(2)	Calculated by multiplying the number of DSU by the closing price of New Gold’s common shares on the TSX on December 31, 2014 of C$4.98. The amount is then converted at an exchange rate of US$1.00 = C$1.1045, being the average noon rate quoted by the Bank of Canada for 2014. The actual value realized will depend on the price of the common shares on the date of vesting of the DSU.

The following table provides information regarding the value of incentive plan awards vested or earned for each non-executive director during the year ended December 31, 2014.

Value Vested during the Year Ended December 31, 2014

Name	Option-based awards – value vested during the year ($)(1)
David Emerson	Nil
James Estey	Nil
Vahan Kololian	Nil
Martyn Konig	Nil
Pierre Lassonde	Nil
Raymond Threlkeld	Nil

(1)	Calculated using the closing price of New Gold’s common shares on the TSX on the relevant vesting date and subtracting the exercise price of in-the-money stock options.

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Options Exercised during the Year Ended December 31, 2014

The following table provides details regarding stock options exercised and sold by each director during the year ended December 31, 2014.

Option Exercises during the Year Ended December 31, 2014

Name	Number of Options exercised and sold	Option exercise price	Date of exercise	Value realized ($)(1)
David Emerson	Nil	Nil	N/A	Nil
James Estey	68,000	C$3.21	March 28, 2014	$141,605
Vahan Kololian	68,000	C$3.21	May 12, 2014	$153,918
Martyn Konig	68,000	C$3.21	May 15, 2014	$132,985
Pierre Lassonde	68,000	C$3.21	May 20, 2014	$166,690
Raymond Threlkeld	Nil	Nil	N/A	Nil

(1)	Calculated using the difference between the price of New Gold’s common shares on the TSX at the time of exercise and the exercise price of the respective options. The amount is then converted at an exchange rate of US$1.00 = C$1.1045, being the average noon rate quoted by the Bank of Canada for 2014. The amounts shown in this column may not reflect cash received as the respective director may not have sold all of the shares acquired upon the exercise of his options concurrent with such exercise.

Deferred Share Unit Plan

On May 6, 2010, the Company established a director deferred share unit plan (“DSU Plan”) for the purpose of strengthening the alignment of interests between eligible directors of the Company and designated affiliates (for the purposes of this section “Directors”) and shareholders by linking a portion of annual director compensation to the future value of New Gold’s common shares. In addition, the DSU Plan was adopted for the purpose of advancing the interests of the Company through the motivation, attraction and retention of Directors, it being generally recognized that deferred share unit plans aid in attracting, retaining and encouraging director commitment and performance due to the opportunity offered to them to receive compensation in line with the value of New Gold’s common shares.

The DSU Plan is administered by the Compensation Committee. DSU are bookkeeping entries and are subject to adjustment for dividends and normal anti-dilution events including the subdivision, consolidation or reclassification of the outstanding shares. DSU are not assignable or transferable. Under the DSU Plan, Directors may elect (on an annual basis) to receive a percentage of their compensation in DSU. Generally, a Director’s annual retainer must be taken with a minimum of 50% as DSU, but in 2014, 100% of the Directors’ annual retainer was required to be taken in DSU. The number of DSU granted to a Director is determined by dividing the amount of compensation to be taken as DSU by the closing price for a share on the TSX on the business day immediately preceding the date of grant.

A Director is only entitled to payment in respect of the DSU granted to him or her when the director ceases to be a director of the Company or an affiliate for any reason. On ceasing to be a director, the Company will redeem each DSU held by the Director for a payment in cash equal to the product of: (i) the number of DSU held by the Director on ceasing to be a director, and (ii) the greater of either: (a) the weighted average trading price; or (b) the average of daily high and low board lot trading prices of New Gold’s common shares, on the TSX for the five consecutive trading days immediately prior to the date of termination. Payment will be made to the Director on such date as the Company determines, but not later than 60 days after the date the director ceases to be a Director.

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Under the DSU Plan, the Compensation Committee may from time to time, amend, modify and change the provisions of the DSU Plan, provided that any amendment, modification or change to the provisions of the DSU Plan which would (a) materially increase the benefits under the DSU Plan, (b) materially modify the requirements as to eligibility for participation in the DSU Plan, or (c) terminate the DSU Plan, will only be effective on such amendment, modification or change being approved by the Board and, if required, by the TSX and any other regulatory authorities having jurisdiction over the Company.

During the year ended December 31, 2014, an aggregate of 87,736 DSU were issued to Directors. No DSU were redeemed under the DSU Plan during 2014. As at March 16, 2015, there are an aggregate of 235,127 DSU outstanding under the DSU Plan.

Loans to Directors

The Company does not make personal loans or extensions of credit to its directors or NEOs. There are no loans outstanding from the Company to any of its directors or NEOs.

Retirement Policy for Directors

New Gold does not have a retirement policy for its directors.

Securities Authorized for Issuance under Equity Compensation Plans as at December 31, 2014

The following table provides details of compensation plans under which equity securities of New Gold are authorized for issuance as at December 31, 2014.

Plan Category	Number of shares to be issued on exercise of options, warrants and rights (1)	Weighted-average exercise price of outstanding Options, warrants and rights ($)	Number of shares remaining available for future issuance under equity compensation plans (2) (3) (4)
Equity compensation plans approved by shareholders	16,913,376	$6.35 for Options (5) n/a for PSU	6,959,136
Equity compensation plans not approved by shareholders	n/a	n/a	n/a

(1)	Represents the aggregate number of common shares of New Gold reserved for issuance on exercise of outstanding Options (granted under the Stock Option Plan and the Western Goldfields Plan (as defined below)) and upon the vesting of PSU (assuming Achieved Performance of 150%), being 13,930,026 common shares upon the exercise of outstanding Options and 2,983,350 upon the vesting of PSU.

(2)	Represents the aggregate total number of common shares remaining available for future issuance under the Stock Option Plan and the Long Term Incentive Plan as of December 31, 2014, less the number of common shares issuable upon the exercise of outstanding Options and the vesting of outstanding PSU (assuming Achieved Performance of 150%), being 3,647,088 common shares under the Stock Option Plan and 3,312,048 common shares under the Long Term Incentive Plan. No further Options may be granted under the Western Goldfields Plan.

(3)	The aggregate number of common shares reserved for issuance under the Stock Option Plan is calculated using a formula. The aggregate number of common shares reserved for issuance in respect of all outstanding Options granted under the Stock Option Plan and all other security-based compensation arrangements of the Company, other than the Long Term Incentive Plan, cannot exceed 3.5% of the number of common shares issued and outstanding (on a non-diluted basis).

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(4)	The aggregate number of common shares reserved for issuance under the Long Term Incentive Plan is calculated using a formula. The aggregate number of common shares reserved for issuance in respect of all unvested PSU granted under the Long Term Incentive Plan cannot exceed 1.25% of the number of common shares issued and outstanding (on a non-diluted basis).

(5)	The weighted average exercise price for all equity compensation plans is the weighted average exercise price of the Options outstanding under the Stock Option Plan and the Western Goldfields Plan. There is no exercise price associated with the PSU outstanding under the Long Term Incentive Plan.

Stock Option Plans

In addition to the Stock Option Plan, New Gold has one historical stock option plan (the Western Goldfields Plan, discussed below) with options outstanding.

Stock Option Plan

The Stock Option Plan was adopted by the Board on March 3, 2011 and was subsequently approved by shareholders on May 4, 2011 and then reapproved (and amended) on April 30, 2014.

As at March 16, 2015, a total of 13,648,026 Options (representing 2.68% of the number of issued and outstanding common shares of New Gold) were outstanding under the Stock Option Plan. In 2014, a total of 4,673,476 Options were granted, representing 0.9% of the issued and outstanding common shares as of December 31, 2014. The following is a summary of the principal terms of the Stock Option Plan. A copy of the Stock Option Plan is available under New Gold’s profile on SEDAR at www.sedar.com.

Purpose

The purpose of the Stock Option Plan is to advance the interests of New Gold by:

(i)	providing eligible persons, being directors, employees, officers or eligible contractors of New Gold or its affiliates (collectively, the “Eligible Persons”), with additional incentives through equity ownership;

(ii)	increasing the proprietary interest of Eligible Persons in the success of New Gold;

(iii)	encouraging Eligible Persons to remain with New Gold or its affiliates; and

(iv)	attracting new directors, employees, officers and service providers.

Eligible Participants

Options may be granted to Eligible Persons. Subject to the provisions of the Stock Option Plan, the Board has the authority to determine the terms, limitations, restrictions and conditions applicable to the vesting or to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed on the sale or other disposition of common shares of New Gold acquired on exercise of the Option.

Vesting

The Board has established the vesting and other terms and conditions for an Option at the time each Option is granted. All options granted under the Stock Option Plan have been granted on the basis they will vest as to one-third of the number granted on the first anniversary of the grant date, one-third on the second anniversary and one-third on the third anniversary.

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Securities Issuable under the Stock Option Plan

The aggregate number of common shares of New Gold reserved for issuance for all Options granted under the Stock Option Plan and for all other security-based compensation arrangements of the Company, other than the Long Term Incentive Plan, must not exceed 3.5% of the common shares issued and outstanding (on a non-diluted basis) at the time of granting the Option.

The maximum number of common shares issuable to any one person under the Stock Option Plan is 5% of the common shares issued and outstanding (on a non-diluted basis) at the time of the grant less the aggregate number of common shares reserved for issuance to such person under any other security-based compensation arrangements of New Gold.

The maximum number of common shares issuable to insiders under the Stock Option Plan and any other security-based compensation arrangements of New Gold is 10% of the common shares issued and outstanding (on a non-diluted basis) at the time of the grant. The maximum number of common shares which may be issued to insiders under the Stock Option Plan and any other security-based compensation arrangements of New Gold within a 12-month period is 10% of the common shares issued and outstanding (on a non-diluted basis) at the time of the issuance. In addition, grants of Options to non-employee directors cannot exceed the lesser of (i) 1% of the total number of common shares issued and outstanding (on a non-diluted basis) at the time of issuance and (ii) an annual equity value of C$100,000 to each director.

Exercise Price and Term

Each Option is confirmed by an option agreement or option grant letter or other form of confirmation (electronic or otherwise) as prescribed by the Board from time to time. The Board establishes the exercise price of an Option at the time the Option is granted. The exercise price may not be less than the Market Price (as defined in the Stock Option Plan) on the date of grant, being the volume weighted average trading price of the common shares of New Gold on the TSX for the five trading days ending on the last trading date immediately before the date on which the Market Price is calculated. Options granted must be exercised no later than five years after the date of grant or such lesser period as the Board may approve. In the event that any Option expires during, or within 48 hours after, a Company-imposed blackout period on the trading of securities of the Company, such expiry becomes the tenth day after the end of the blackout period.

Cessation or Termination of Options

Subject to specific exceptions and restrictions outlined in the Stock Option Plan, Options are not assignable and will terminate as follows:

(i)	if a participant ceases to be an Eligible Person for any reason other than death or termination for cause, their Options will be cancelled:

a.	90 days after the participant ceases to be an Eligible Person or otherwise in accordance with the terms of the participant’s employment agreement;

b.	such longer period as may be determined by the Board, but not exceeding the original expiry date of the Option; or

c.	immediately if the Options are unvested at the date the participant ceases to be an Eligible Person unless the Board determines otherwise;

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(ii)	if a participant ceases to be an Eligible Person because their relationship with the Company or an affiliate is terminated for cause by the Company or an affiliate, their Options will be cancelled immediately after the participant ceases to be an Eligible Person; or

(iii)	if a participant ceases to be an Eligible Person as a result of their death, all Options unvested at the date of the Participant’s death will vest immediately and their Options will be cancelled:

a.	180 days after their death; or

b.	such longer period as may be determined by the Board, but not exceeding the original expiry date of the Option to a maximum of 12 months.

Assignability

Options are non-assignable and non-transferable by a participant otherwise than by will or the laws of descent and distribution and are exercisable only by the participant during the lifetime of the participant and only by the participant’s legal representative after death of the participant (in accordance with the Stock Option Plan).

However, Options granted to a participant may be assigned to a Permitted Assign (as such term is defined in the Stock Option Plan) of such participant, following which such Options will be non-assignable and non-transferable by such permitted assign, except to another permitted assign, otherwise than by will or the laws of descent and distribution, and will be exercisable only by such permitted assign during the lifetime of such permitted assign and only by such permitted assign’s legal representative after death of such permitted assign.

Amendment Provisions

Subject to any applicable regulatory or stock exchange requirements or restrictions in the Stock Option Plan, the Board may at any time and without shareholder approval, terminate the Stock Option Plan or amend the provisions of the Stock Option Plan or any Options granted under it, including without limitation amendments:

(i)	related to the exercise of Options, including the inclusion of a cashless exercise feature where payment is in cash or common shares or otherwise;

(ii)	deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws;

(iii)	to the definitions;

(iv)	to the change of control provisions;

(v)	relating to the administration of the Stock Option Plan;

(vi)	to the vesting provisions of any outstanding Option;

(vii)	to postpone or adjust any exercise of an Option or the issuance of any common shares pursuant to the Stock Option Plan in order to permit New Gold to effect or maintain registration of the Stock Option Plan or the common shares issuable pursuant to the Stock Option Plan under the securities laws of any applicable jurisdiction, or to determine that the common shares and the Stock Option Plan are exempt from such registration; or

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(viii)	fundamental or otherwise, not requiring shareholder approval under applicable law or the rules of an exchange on which the common shares are listed, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the Options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an Eligible Person may from time to time be resident or a citizen.

The Board may not make any of the following amendments to the Stock Option Plan without first having obtained the approval of a majority of shareholders voting at a shareholders meeting:

(i)	an increase in the maximum number of common shares which may be issued under the Stock Option Plan;

(ii)	an increase in the ability of the Board to amend the Stock Option Plan without shareholder approval;

(iii)	amendments to the definitions of “Eligible Person” and “Permitted Assigns”;

(iv)	amendments to the exercise price of any Option issued under the Stock Option Plan where such amendment reduces the exercise price of such Option;

(v)	amendments to the term of any Option issued under the Stock Option Plan; or

(vi)	amendments to the transfer provisions of the Stock Option Plan.

In addition, the Board may not amend the Stock Option Plan to increase insider participation limits without first having obtained the approval of a majority of shareholders excluding shares voted by insiders who are Eligible Persons.

Western Goldfields Plan

As at March 16, 2015, a total of 110,000 options (representing 0.02% of the number of issued and outstanding common shares of New Gold) were outstanding under the former stock option plan of Western Goldfields Inc. (“Western Goldfields Plan”), which, as a result of the 2009 business combination between Western Goldfields Inc. and New Gold, are now exercisable for common shares of New Gold. No new options will be granted under the Western Goldfields Plan. The existing options have an exercise price of either $0.75 or C$2.00, as the case may be. Options issued under this plan had a term not exceeding seven years and the last of the options issued under the Western Goldfields Plan will expire on September 1, 2015.

If a holder of an option granted under the Western Goldfields Plan ceases to be a service provider to New Gold (other than as a result of the death of such holder), such holder’s options terminate on the earlier of (i) 90 days after the holder ceases to be a service provider, and (ii) the original expiry date of the option; provided that if a holder of an option dies while he or she is a service provider, such holder’s options terminate on the earlier of (i) one year after the date of death of the holder, and (ii) the original expiry date of the option. Options may not be assigned or transferred, except by will or by the laws of descent and distribution.

Long Term Incentive Plan

In 2009, New Gold introduced a share unit plan (“Long Term Incentive Plan”) that provides for time-based share unit awards (“RSU”) that may be granted to employees, officers and eligible contractors of the Company and its affiliates as a bonus in consideration of past services to the Company or its affiliates. In February 2013, the Board approved amendments to the Long Term Incentive Plan to provide for the grant of performance-based share unit awards (“PSU”, and collectively with RSU, “Share Units”) by the Board to employees, officers and eligible contractors of the Company and its affiliates as a bonus in consideration of past services to the Company or its affiliates. Recipients of RSU or PSU are referred to as “Participants”.

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In 2014, the Board approved further amendments to the Long Term Incentive Plan to provide, among other things, that on the Entitlement Date of a vested PSU, a Participant may, at the discretion of the Board, be issued common shares of New Gold in lieu of cash to satisfy New Gold’s obligations under vested PSU held by such Participant. The amended Long Term Incentive Plan and the authorization for the allocation of common shares for issuance to satisfy such PSU were subsequently approved by shareholders at the Company’s Annual General and Special Meeting held on April 30, 2014. The Long Term Incentive Plan provides that the aggregate number of common shares to be reserved for issuance on the vesting of PSU must not exceed 1.25% of the common shares issued and outstanding (on a non-diluted basis) at the time of granting the PSU.

The following is a summary of the principal terms of the Long Term Incentive Plan. A copy of the Long Term Incentive Plan is available under New Gold’s Profile on SEDAR at www.sedar.com.

Purpose

The purpose of the Long Term Incentive Plan is to advance the interests of New Gold, its affiliates and its shareholders through the motivation, attraction and retention of employees, officers, directors and eligible contractors and the alignment of their interests with the interests of the Company’s shareholders.

Eligible Participants

Share Units may be granted to directors, employees, officers or eligible contractors of New Gold or its affiliates. Subject to the provisions of the Long Term Incentive Plan, the Board will have the authority to determine the terms, limitations, restrictions and conditions applicable to the grant or vesting of a Share Unit. Share Units may not be granted to directors unless the director is an employee, officer or eligible contractor of the Company or one of its affiliates.

Grant, Vesting and Term

Each Share Unit granted to a particular Participant is compensation for services rendered by the Participant to the Company or its affiliate. The grant is confirmed by a Share Unit grant letter issued to the Participant by the Company. Each Share Unit vests on its Entitlement Date. The Board determines the Entitlement Date applicable to Share Units at the time of grant, but has the discretion to amend the Entitlement Date after such grant.

The Board has delegated authority to the Compensation Committee to grant individual awards of up to 25,000 RSU and PSU to persons other than directors or officers of the Company. The Board further delegated authority to management to grant individual RSU awards of up to 15,000 RSU to persons other than officers and directors. Awards in excess of 25,000 RSU and PSU, and all RSU and PSU awards to officers or directors, require approval of the Board. The foregoing delegations are not outlined in the Long Term Incentive Plan but have been adopted by resolution of the Board.

RSU vest on the entitlement date or dates, as determined by the Board in its discretion, which will not be later than December 31 of the year that is three years after the year of service to which the award relates (the “Entitlement Date” with respect to an RSU). On an Entitlement Date, the Company will make a payment to the relevant Participant in cash equal to the five-day volume weighted average price of the Company’s common shares on the TSX multiplied by the number of RSU vesting.

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PSU vest on the entitlement date or dates, as determined by the Board in its discretion, which will not be later than December 31 of the year that is three years after the year of service to which the award relates (the “Entitlement Date” with respect to a PSU). In addition, the Board, at the time PSU are granted, makes the payment of such PSU subject to performance conditions or measures to be achieved by the Company, the Participant or a class of Participants, before the relevant Entitlement Date. All PSU granted under the Long Term Incentive Plan have been granted on the basis that their Entitlement Date is December 31 of the year that is three years after the year of service to which the award relates (subject to acceleration as described below).

The number of shares to be issued (or the amount of cash to be paid) on the Entitlement Date of PSU will vary from 50% to 150% of the number of PSU granted, depending on (“Achieved Performance”) New Gold’s total shareholder return (“TSR”) compared to the return of the S&P/TSX Global Gold Index (the “Index”) for each year in the three calendar years after the year of service to which the award relates and over that three year period (each, a “Measurement Period”). If New Gold’s TSR exceeds the return of the Index in a Measurement Period, the Achieved Performance for that period will be over 100%. Similarly, if New Gold’s TSR is less than the return of the Index in a Measurement Period, the Achieved Performance for that period will be less than 100%. The graph below shows how the Achieved Performance for each Measurement Period is determined based on the difference between New Gold’s TSR and the return on the Index.

The Achieved Performance for calendar year 2013 was 94.8% and the Achieved Performance for calendar year 2014 was 88.3%.

On the Entitlement Date, a PSU may be settled: (i) in cash equal to the five-day volume weighted average price of the Company’s common shares on the TSX multiplied by the number of PSU and the Achieved Performance; or (ii) at the discretion of the Board, by the issuance of the equivalent number of common shares of New Gold as the number of PSU multiplied by the Achieved Performance, in lieu of a cash payment, or (iii) a combination of both. The Board may, in its discretion, grant PSU that can only be satisfied by the issuance of common shares from treasury or by a cash payment or by a combination thereof.

Participants will have no right or entitlement to receive any shares of New Gold or cash payment until an Entitlement Date and, as a holder of Share Units, will not have any rights as a shareholder of the Company.

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Adjustments

In the event there is any change in the common shares of New Gold, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment will be made to outstanding Share Units by the Board, in its sole discretion, to reflect such changes.

The Board may, in its discretion, elect to credit each Participant with additional Share Units in the event any dividend is paid on the common shares of New Gold. In such case, the number of additional Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Share Units in the Participant’s account had been common shares divided by the market price of the common shares on the date on which dividends were paid by the Company. Such additional Share Units will vest on the Entitlement Date of the particular Share Unit (and will be subject to the same terms) to which the additional Share Units relate.

Securities Issuable under the Long Term Incentive Plan

The aggregate number of common shares to be available for issuance in respect of all Share Units granted under the Long Term Incentive Plan will not exceed 1.25% of the common shares issued and outstanding (on a non-diluted basis) at the time of granting the Share Unit.

The maximum number of common shares issuable to insiders pursuant to Share Units and any other security-based compensation arrangements of New Gold will be 10% of the common shares issued and outstanding (on a non-diluted basis) at the time of the grant. The maximum number of common shares which may be issued to insiders pursuant to Share Units and any other security-based compensation arrangements of New Gold within a 12-month period will be 10% of the common shares issued and outstanding (on a non-diluted basis) at the time of the issuance.

In no case can a Participant, immediately after being granted an award of Share Units: (a) hold a beneficial interest in more than 5% of the common shares of New Gold; or (b) be in a position to control the casting of greater than 5% of the votes that might be cast at a general meeting of New Gold (collectively, the “Ownership Restrictions”).

Cessation or Acceleration of Share Units

Subject to specific exceptions and restrictions outlined in the Long Term Incentive Plan, Share Units are not assignable other than by will or the laws of descent and distribution, and will become void on the termination (with or without cause) or retirement of a Participant, except as otherwise determined by the Board in its discretion.

In addition, unless the Board determines otherwise, the Entitlement Date for all of a Participant’s Share Units will be accelerated as follows:

(i)	in the event of the death of the Participant, the Entitlement Date will be the date of death; and

(ii)	in the event of the total disability of the Participant, the Entitlement Date will be the date which is 60 days following the date on which the Participant becomes totally disabled.

If, within 12 months of a change of control (as defined in the Long Term Incentive Plan) of New Gold, a Participant that is:

(i)	a director is terminated or not re-elected or re-appointed;

(ii)	an employee is terminated without cause or a material adverse change is imposed on the terms of such Participant’s employment or financial entitlements from the Company; or

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(iii)	an eligible contractor is terminated,

then all outstanding Share Units held by such Participant will immediately vest and the Entitlement Date for such Share Units will occur. In the event a resolution is adopted to windup, dissolve or liquidate the Company or in the event that an acquirer acquires 40% or more of the voting securities of New Gold, all Share Units outstanding will immediately vest and the Entitlement Date for such Share Units will occur. Where the Entitlement Date of PSU is accelerated, performance for Measurement Periods that have not been completed before the Entitlement Date or change of control will be based on 100% achievement in the case of death or disability or 150% achievement in the case of a change of control.

Amendment Provisions

Subject to any applicable regulatory or stock exchange requirements or restrictions in the Long Term Incentive Plan, the Board may at any time, and without shareholder approval, terminate the Long Term Incentive Plan or amend the provisions of the Long Term Incentive Plan or any Share Units granted under it, including without limitation:

(i)	amendments of a housekeeping nature; and

(ii)	changes to the Entitlement Date of any Share Units,

provided that such amendment or termination may not in any manner adversely affect a Participant’s rights under any Share Unit granted under the Long Term Incentive Plan.

The Board may not make any of the following amendments to the Long Term Incentive Plan without first having obtained the approval of a majority of shareholders voting at a shareholders meeting:

(i)	materially increase the benefits to a holder of Share Units who is an insider of the Company, to the material detriment of the Company and its shareholders;

(ii)	increase the number of common shares or maximum percentage of common shares which may be issued pursuant to the Long Term Incentive Plan other than in the event of a change in the common shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification;

(iii)	reduce the range of amendments requiring shareholder approval;

(iv)	permit Share Units to be transferred other than for normal estate settlement purposes;

(v)	change insider participation limits which would result in shareholder approval being required on a disinterested basis;

(vi)	materially modify the eligibility requirements for participation in the Long Term Incentive Plan;

(vii)	modify the result that Participants residing in Australia forfeit their rights to any payment or issue of common shares on termination of such Participants; or

(viii)	modify the Ownership Restrictions.

In addition, any such amendment, modification or change of any provision of the Long Term Incentive Plan will be subject to the approval, if required, by any stock exchange having jurisdiction over the securities of the Company.

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CORPORATE GOVERNANCE PRACTICES

National Policy 58-201 – Corporate Governance Guidelines (“Governance Guidelines”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (“Governance Disclosure Rule”) form the regulatory framework for New Gold’s corporate governance practices. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its shareholders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

New Gold and the Board recognize the importance of corporate governance to the effective management of New Gold and to the protection of its employees and shareholders. New Gold’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of New Gold are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings and as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending on the state of New Gold’s affairs and in light of opportunities or risks which New Gold faces. The directors are kept informed of New Gold’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

New Gold’s corporate governance practices have been, and continue to be, in compliance with applicable Canadian and United States regulatory requirements. New Gold continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

The following is a description of New Gold’s corporate governance practices as reported by the Corporate Governance and Nominating Committee and approved by the Board.

BOARD OF DIRECTORS

Independence of the Board

The Board, in consultation with the Corporate Governance and Nominating Committee, annually reviews the relationship between each director and the Company in order to determine if each director is or remains independent within the meaning of the Governance Guidelines. In addition, annual peer assessments by each director assess the independence of the other directors. With the assistance of the Corporate Governance and Nominating Committee, the Board has considered the relationship to the Company of each of the Nominees and has determined that five of the eight Nominees are independent for the purposes of the Governance Guidelines.

Nominee	Relationship	Reason for Non-Independent Status
David Emerson	Independent	N/A – no material relationship.
James Estey	Independent	N/A – no material relationship.
Robert Gallagher	Non-Independent	Considered to have a material relationship with the Company by virtue of being the President and Chief Executive Officer of the Company.
Vahan Kololian	Independent	N/A – no material relationship.
Martyn Konig	Independent	N/A – no material relationship.
Pierre Lassonde	Independent	N/A – no material relationship.

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Nominee	Relationship	Reason for Non-Independent Status
Randall Oliphant	Non-Independent	Considered to have a material relationship with the Company by virtue of being the Executive Chairman of the Company.
Raymond Threlkeld	Non-Independent	Considered to have a material relationship with the Company due to his role as the former President and Chief Executive Officer of Rainy River Resources Ltd. which was acquired by the Company on October 30, 2013 and his ongoing consulting arrangements.

The Company has a majority of independent directors and recognizes the importance of providing leadership to its independent directors. With the exception of Mr. Threlkeld, who is Chair of the Health, Safety, Environment and Corporate Social Responsibility (“HSE & CSR”) Committee, the Chair of each of the Board’s committees is an independent director. In addition, every committee charter provides for access to information respecting the Company and to officers, employees, external auditors and legal counsel of the Company. Each committee charter states that the committees may engage separate independent counsel and advisors at the expense of the Company.

The Corporate Governance and Nominating Committee, which is a wholly independent committee, is responsible for identifying whether the Board’s mandate is effectively being carried out. Specifically, this committee reviews with the Board, on a regular basis and at least annually, the role of the Board, the mandate of the Board and terms of reference of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities.

As well, to facilitate the Board operating independently of management, the following processes are in place:

(a)	the Board has appointed an independent Lead Director;

(b)	the Board has implemented a policy to hold in-camera sessions without members of management present at the end of each Board meeting. As the Chair of the Board is an executive of the Company, the Lead Director presides at such sessions;

(c)	at every Board meeting, members of management, including the President and Chief Executive Officer and the Executive Chairman, are not present for the discussion and determination of certain matters;

(d)	under the Company’s Articles any one director may call a Board meeting;

(e)	the compensation of the President and Chief Executive Officer and the Executive Chairman is considered in their absence by the Compensation Committee at least annually; and

(f)	in addition to the standing committees of the Board, ad hoc committees are appointed from time to time when appropriate.

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Chairman

The Board has appointed Randall Oliphant as its Executive Chairman. As Mr. Oliphant is not independent, he works closely with the standing committees of the Board regarding items relating to compensation, finance and corporate governance. Each of the Corporate Governance and Nominating Committee, Audit Committee and Compensation Committee is comprised entirely of independent directors. The Executive Chairman, with the assistance of the Lead Director, provides leadership to directors in discharging their duties, including by:

(a)	promoting cohesiveness among the directors; and

(b)	being satisfied that the responsibilities of the Board and its committees are well understood by the directors.

The Executive Chairman, with the assistance of the Lead Director, assists the Board in discharging its stewardship function, including by:

(a)	satisfying himself as to the integrity of the executive officers of New Gold and ensuring that such executive officers create a culture of integrity throughout the organization;

(b)	taking part in strategic planning, risk management and succession planning;

(c)	together with the Chair of the Corporate Governance and Nominating Committee, reviewing the committees of the Board, the composition and Chairs of such committees and the charters of such committees; and

(d)	together with the Chair of the Corporate Governance and Nominating Committee, ensuring that the Board, committees of the Board, individual directors and senior management of New Gold understand and discharge their duties and obligations under New Gold’s system of corporate governance.

In connection with meetings of the directors, the Executive Chairman is responsible for the following (in consultation with the Lead Director):

(a)	scheduling meetings of the directors;

(b)	coordinating with the Chairs of the committees of the Board to schedule meetings of the committees;

(c)	reviewing items of importance for consideration by the Board;

(d)	ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of New Gold;

(e)	setting the agenda for meetings of the Board;

(f)	monitoring the adequacy of materials provided to the directors by management in connection with the directors' deliberations;

(g)	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;

(h)	presiding over meetings of the directors; and

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(i)	encouraging free and open discussion at meetings of the Board.

Independent Lead Director

The independent directors have appointed James Estey as Lead Director. The Board established the position of a Lead Director at its May 1, 2013 meeting. The Board’s Mandate provides that a Lead Director is to be selected by the independent directors if the Chair of the Board is an executive of the Company. The purpose of the Lead Director is to further enhance the ability of the Board to act independently of management. The Lead Director coordinates with the Chairman and is responsible for the following, as set out in the Board Mandate:

(a)	reviewing items of importance for consideration by the independent directors and setting the agenda for in camera sessions of the independent directors;

(b)	presiding over meetings of the directors at which the Chair of the Board is not present and in camera sessions of the independent directors, and apprising the Chair of the Board of the issues considered;

(c)	encouraging free and open discussion at in camera sessions of the independent directors;

(d)	serving as liaison between the independent directors and the Chair of the Board;

(e)	being available for consultation and direct communication with the Company’s shareholders as appropriate;

(f)	together with the Chair of the Board and the Chair of the Corporate Governance and Nominating Committee, providing feedback to directors regarding their performance; and

(g)	performing such other duties and the Board may delegate to the Lead Director from time to time.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year and as otherwise required. Typically, each committee of the Board meets at least twice each year, or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of each meeting agenda depend on the business and affairs that New Gold faces from time to time. During the year ended December 31, 2014, the Board met six times, the Audit Committee and Compensation Committee each met four times, and the Corporate Governance and Nominating Committee and the HSE & CSR Committee each met twice. Below are details regarding director attendance at Board and committee meetings held during the year ended December 31, 2014.

Director	Board	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	HSE & CSR Committee
David Emerson	6 of 6	4 of 4	-	2 of 2	-
James Estey	6 of 6	4 of 4	4 of 4	-	-
Robert Gallagher (1)	6 of 6	-	-	-	-
Vahan Kololian	6 of 6	-	-	2 of 2	2 of 2
Martyn Konig	6 of 6	4 of 4	4 of 4	-	2 of 2
Pierre Lassonde	5 of 6	-	4 of 4	2 of 2	-

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Director	Board	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	HSE & CSR Committee
Randall Oliphant (1)	6 of 6	-	-	-	-
Raymond Threlkeld	6 of 6	-	-	-	2 of 2

(1)	Mr. Oliphant and Mr. Gallagher are not members of any committee of the Board.

As set out in the Board mandate, Board members are expected to attend all meetings of the Board in person or by phone and to have reviewed in advance Board materials and be prepared to discuss such materials.

Independent Directors’ Sessions

The Board mandate provides for in-camera sessions of the independent directors at each Board meeting. The Lead Director presides at such sessions. During the year ended December 31, 2014 the Board held five in-camera sessions of the non-management directors. In addition, all of the committees hold in-camera sessions without the presence of management at each meeting, unless the committee members present determine such a session is unnecessary.

Areas of Expertise

The skills and areas of expertise possessed by each member of the Board are identified in the following table. The relevant skills and areas of expertise are: experience regarding the mining industry and/or operations; experience in accounting, finance or capital markets; corporate governance; experience in health, safety and environment (“HSE”) compliance and/or risk management; public company board experience; management experience for public and/or private companies; and experience in dealing with government and legal matters.

	Emerson	Estey	Gallagher	Kololian	Konig	Lassonde	Oliphant	Threlkeld
Mining Industry and Operations			x		x	x	x	x
Accounting, Finance and Capital Markets	x	x	x	x	x	x	x
Corporate Governance	x	x		x	x	x	x
HSE & Risk Management	x		x	x	x	x	x	x
Public Company Board	x	x	x	x	x	x	x	x
Corporate Management	x	x	x	x	x	x	x	x
Government Relations & Legal	x		x	x	x

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Other Public Company Directorships/Committee Appointments

The following table provides details regarding directorships and committee appointments held by New Gold’s directors in other public companies as at the date of this Circular. None of the directors of New Gold serve together as directors on the boards of other public companies, except Messrs. Oliphant and Lassonde who are both on the board of Franco-Nevada Corporation and Messrs. Oliphant and Threlkeld who are both on the board of Newmarket Gold Inc.

Director	Other Public Company Directorships	Other Public Company Committee Appointments
David Emerson	Maple Leaf Foods Inc. (since 2012)	Chair of the Board Corporate Governance Committee Environment, Health and Safety Committee
	Stantec Inc. (since 2009)	Audit Committee
James Estey	Gibson Energy Inc. (since 2011)	Chair of Corporate Governance Committee Audit Committee
	PrairieSky Royalty Ltd. (since 2014)	Chair of the Board
Robert Gallagher	Dynasty Gold Corp. (since 2009)	N/A
	Southern Arc Minerals (since 2010)	N/A
Vahan Kololian	Lydian International Limited (since 2014)	N/A
Martyn Konig	Euromax Resources Ltd. (since 2012)	Chair of the Board
Chair of the Compensation Committee
Pierre Lassonde	Enghouse Systems Limited (since 2000)	Chair of the Compensation Committee
	Franco-Nevada Corporation (since 2007)	Chair of the Board
Randall Oliphant	Franco-Nevada Corporation (since 2007)	Audit Committee
	Newmarket Gold Inc. (since 2013)	N/A
	WesternZagros Resources Ltd. (since 2007)	Audit Committee Corporate Governance Committee
Raymond Threlkeld	Newmarket Gold Inc. (since 2014)	Chair of the Board

The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on New Gold’s Audit Committee.

Position Descriptions

The Board has developed a written position description for the Executive Chairman and the Lead Director as detailed in the Board’s written mandate. The Chair of each Board committee acts within the parameters set by their respective committee charters. The Board has also, in consultation with Mr. Gallagher, developed a written position description for the President and Chief Executive Officer.

Board Mandate

A copy of the Board’s written mandate, which sets out the responsibilities and duties of the directors, is attached as Schedule A to this Circular.

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Risk Management

The Board has responsibility for identifying and understanding the principal risks of the Company’s business. Each year, the Company undergoes an extensive risk identification process, which involves one-on-one interviews with all executive officers as well as other senior corporate employees and the general managers of certain operations. The results of the interviews are reviewed and analyzed by the Company’s risk management committee, which is comprised of representatives from the Company’s treasury, operations, finance, environmental and internal audit departments. In addition, all of the Company’s operating sites are responsible for developing and maintaining a site risk register.

The corporate risk review process yields an enterprise risk register which ranks the key risks facing the organization as a whole. Each risk is allocated to a senior employee, who is responsible for developing and implementing controls to mitigate the risk. Every year, the risk register, together with current and planned future mitigation strategies, is presented and reviewed with the Board, together with a discussion of strategic opportunities and issues.

In addition, various Board committees monitor the risks relevant to their specific Charter. The Audit Committee is responsible for monitoring financial risks and exposures, including the risk of a material misstatement in the Company’s financial disclosures. The Compensation Committee is responsible for monitoring risks associated with the Company’s compensation policies. The HSE & CSR Committee is responsible for monitoring health, safety, environmental and corporate social responsibility risk.

Succession Planning for Executive Officers

The Company has a formal process for succession planning for its executive officers. As part of this process, the Compensation Committee conducts an annual review of the succession plan for the Company’s executive officers, including the President and Chief Executive Officer, and prepares a report to the Board on succession planning.

The Compensation Committee most recently reviewed the succession plans for the Company’s officers, including each of the executive officers, on November 25, 2014. As part of its review process, the committee identified potential successors and evaluated the readiness of such potential successors to assume the relevant position.

In the event that the position of Executive Chairman or President and Chief Executive Officer becomes vacant, the entire Board is responsible for working with the Compensation Committee to evaluate and nominate potential successors to the position in accordance with the succession plan.

In addition to its annual review of the succession plan, the Compensation Committee is responsible for developing the annual performance review for the Executive Chairman and President and Chief Executive Officer and providing its recommendations to the Board. The Board assesses the effectiveness of the Executive Chairman and President and Chief Executive Officer in attaining New Gold’s corporate objectives, budgets and milestones.

Orientation and Continuing Education

The Board, in conjunction with the Chair of the Corporate Governance and Nominating Committee, is responsible for ensuring that new directors are provided with an orientation and education program that includes, among other things, information about the duties and obligations of directors (including copies of the Board mandate, committee charters and Company policies), the business and operations of the Company and documents from recent Board meetings.

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In regard to ongoing director education, the Chair of the Corporate Governance and Nominating Committee, in conjunction with the Executive Chairman, is responsible for ensuring that:

(a)	all directors receive updates to Company policy documents and applicable TSX or NYSE MKT listing policies;

(b)	regular discussions relating to corporate governance issues and directors’ duties are conducted at Board meetings;

(c)	the Company’s policies are reviewed and updated by the Board as new rules or circumstances dictate; and

(d)	appropriate funding is allocated to directors to attend seminars or conferences relevant to their positions as directors of the Company.

All directors are expected to pursue educational opportunities as appropriate to enable them to perform their duties as directors and are encouraged to visit one of the Company’s sites at least once every two years. In November 2014, all of the directors visited the New Afton Mine, located in British Columbia, Canada. Directors have full and free access to officers and employees of the Company and may arrange meetings either directly or through the President and Chief Executive Officer. Management provides briefings to directors with respect to the business and operations of the Company at every regularly scheduled Board meeting.

Code of Business Conduct and Ethics

The Company has a written code of ethics and expectations for business conduct (“Code”) for the directors, officers and employees of New Gold and its subsidiaries. The Board most recently reviewed the Code on February 19, 2015. A copy of the Code is posted on New Gold’s website at www.newgold.com.

All directors, officers and employees are expected to comply with the Code and sign off annually on the Code, which reaffirms the Company’s high standards of business conduct. The Code is part of New Gold’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.

The Board monitors compliance with the Code generally and, at least annually, the Board discusses the Code and each board member certifies as to whether they have been in compliance with the Code and if they are aware of any non-compliance with the Code that they have not raised with the Corporate Secretary or other senior management of the Company during the preceding year.

Under the Code, any officer, director or employee of New Gold who suspects a violation of a law, regulation or the Code itself is obligated to report it to the Chair of the Audit Committee.

In the unlikely event of a waiver, any such waiver of the Code for a director or executive officer must be approved by the Board (or a designated committee) and such waiver will be disclosed to shareholders as required by applicable law. The Board did not grant any waiver of the Code to any director or executive officer during 2014 or during the past 12 months.

A thorough discussion of the documentation related to a material transaction is required for review by the Board, particularly independent directors. Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions.

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Whistleblower Policy

New Gold has adopted a whistleblower policy which allows its directors, officers, employees and contractors who feel that a violation of the Code or the Company’s anti-bribery and anti-corruption policy has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation to the Chair of the Audit Committee in writing, through an external hotline service provider, Global Compliance, by email or online. Concerns are reviewed by the Chair of the Audit Committee in the manner deemed to be appropriate based on the nature and merits of the submission and with the assistance and direction of whomever the Chair of the Audit Committee deems appropriate.

Nomination of Directors

The Board has established a Corporate Governance and Nominating Committee, all three members of which are independent directors. The Corporate Governance and Nominating Committee annually reviews the skills, expertise and other qualities the Board as a whole should possess and the skills, expertise and other qualities of each of the directors and identifies any gaps. In accordance with the Diversity Policy (defined below), the review of Board composition includes consideration of the benefits of diversity and the diversity of the Board members.

The Corporate Governance and Nominating Committee is responsible for recommending to the Board appropriate criteria for the selection of new directors and, in consultation with the Board, establishing a process for selection of new Board members. While the Corporate Governance and Nominating Committee has the primary responsibility for identifying prospective Board members, all qualified candidates proposed are considered.

To encourage an objective nominating process, when considering potential Board nominees the Corporate Governance and Nominating Committee takes into account a number of factors, which may include, among others, the current composition of the Board, the ability of the individual candidate to contribute on an overall basis, the ability of the individual to contribute sufficient time and resources to the Board, the current and future needs of New Gold, the individual’s direct experience with public companies in general and mining companies in particular as well as the individual’s skills, experience and other qualities and the skills, experience and other qualities of existing members of the Board.

The Corporate Governance and Nominating Committee uses the following process to identify and nominate highly qualified and dedicated director candidates for election to the Board:

(a)	The Executive Chairman, the Chair of the Corporate Governance and Nominating Committee or other members of the Board identify the need to add new Board members, with careful consideration of the mix of skills, experience and other qualities (including diversity, with particular emphasis on gender diversity, and tenure) represented on the Board.

(b)	The Corporate Governance and Nominating Committee coordinates the search for qualified candidates with input from management and other Board members. To assist in the identification of prospective director candidates, the Corporate Governance and Nominating Committee may engage qualified external advisors to conduct a search, if the committee deems such engagement necessary, including having regard to the Diversity Policy (as defined below).

(c)	Selected members of management and the Board will interview prospective candidates. The Corporate Governance and Nominating Committee may, to the extent it deems appropriate, consult with significant shareholders of the Company or other shareholders as part of the process of nominating new directors.

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(d)	The Corporate Governance and Nominating Committee will recommend a nominee and seek full Board endorsement of the selected candidate, based on its judgment as to which candidate will best serve the interests of the shareholders.

As discussed above under the heading “Adoption of Advance Notice Policy”, the Company has adopted an Advance Notice Policy. Shareholders are required to comply with the Advance Notice Policy in connection with director nominations other than pursuant to a meeting requisition or shareholder proposal. Among other things, the Advance Notice Policy requires the nominating shareholder to provide to New Gold certain information regarding the shareholder and the shareholder’s proposed nominees, and sets out specific timelines for providing that information. If the Advance Notice Policy Resolution is not passed at the Meeting, the Advance Notice Policy will terminate and be of no further force and effect following termination of the Meeting. A copy of the Advance Notice Policy is available on the Company’s profile on SEDAR at www.sedar.com. The Corporate Governance and Nominating Committee will consider candidates submitted by shareholders on the same basis as any other candidate.

Board Diversity Policy

In 2014, amendments to the continuous disclosure regime in Canada were adopted requiring new disclosure regarding the representation of women on boards and in executive officer positions. Presently, none of New Gold’s eight directors (0%) are women. In addition, New Gold has one (8%) female senior officer.

New Gold recognizes the benefits of having a diverse Board, and seeks to increase diversity at the Board level. New Gold has adopted a written board diversity policy (the “Diversity Policy”). The objective of the Diversity Policy is to increase diversity at the Board level, with particular emphasis on gender diversity. The Diversity Policy requires the Board and the Corporate Governance and Nominating Committee to consider the benefits of diversity and diversity of the Board members in reviewing Board composition and assessing Board effectiveness. It includes an annual review of the level of representation of women on the Board and the effectiveness of the Diversity Policy, which will be assessed based on the number of female director candidates identified, the number of such candidates that advance in the director selection process and the number that are appointed or nominated to the Board.

When identifying new candidates to recommend for appointment or election to the Board, the Diversity Policy requires the Board (or the Corporate Governance and Nominating Committee) to consider engaging qualified external advisors to conduct a search for candidates that meet the board’s criteria. If such external advisors are engaged, they will be instructed to put forward a diversity of candidates, including candidates who are women.

New Gold does not support the adoption of quotas or targets regarding gender representation on the Board or in executive officer positions. All Board appointments will be made on merit, in the context of the skills, experience, independence, knowledge and other qualities which the Board as a whole requires to be effective, with due regard for the benefits of diversity (including the level of representation of women on the Board). With respect to executive appointments, New Gold recruits, manages and promotes on the basis of an individual’s competence, qualification, experience and performance, regardless of gender, age, ethnic origin, religion, sexual orientation or disability or the representation of women or other aspects of diversity in executive officer positions.

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Committees of the Board

The Board has the following four standing committees:

(a)	the Audit Committee;

(b)	the Compensation Committee;

(c)	the Corporate Governance and Nominating Committee; and

(d)	the HSE & CSR Committee.

All of the committees report directly to the Board.

Other than the HSE & CSR Committee, each committee is comprised entirely of independent directors. Raymond Threlkeld is the Chair of the HSE & CSR Committee. As the former President and Chief Executive Officer of Rainy River Resources Ltd. and a consultant to the Company, Mr. Threlkeld is considered non-independent. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board. The current membership of each standing committee of the Board is as follows:

Board Committee	Committee Members	Status
Audit Committee	James Estey (Chair)	Independent
	David Emerson	Independent
	Martyn Konig	Independent
Compensation Committee	Martyn Konig (Chair)	Independent
	James Estey	Independent
	Pierre Lassonde	Independent
Corporate Governance and Nominating Committee	David Emerson (Chair)	Independent
	Vahan Kololian	Independent
	Pierre Lassonde	Independent
HSE & CSR Committee	Raymond Threlkeld (Chair)	Non-Independent
	Vahan Kololian	Independent
	Martyn Konig	Independent

Audit Committee

The Audit Committee is comprised of independent directors, as described above. The Audit Committee’s primary function is to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the integrity of the financial statements of New Gold, compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management has established and the overall responsibility for New Gold’s external and internal audit processes including the external auditor’s qualifications, independence and performance.

Further information regarding the Audit Committee is contained in New Gold’s latest annual information form (“AIF”) under the heading “Audit Committee” and a copy of the Audit Committee charter is attached to the AIF as Schedule A. The AIF is available under New Gold’s profile on SEDAR at www.sedar.com.

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Compensation Committee

As described under the heading “Role of the Compensation Committee”, the Compensation Committee is comprised of three independent directors, and the purpose of the Compensation Committee is to assist the Board in approving and monitoring the Company’s guidelines and practices with respect to compensation and benefits provided by the Company, as well as administering the Company’s equity-based compensation plans.

Corporate Governance and Nominating Committee

As described under the heading “Nomination of Directors” above, the Corporate Governance and Nominating Committee is comprised of three independent directors. Its main purpose is to provide a focus on corporate governance that will enhance corporate performance, to assist the Company in its corporate governance responsibilities under applicable law, to establish criteria for Board and committee membership, to recommend composition of the Board and its committees and, as circumstances arise, to assess directors’ performance.

Health, Safety, Environment and Corporate Social Responsibility Committee

The HSE & CSR Committee is comprised of one non-independent and two independent directors, and its overall purpose is to review and monitor the health, safety, environmental and corporate social responsibility policies and activities of New Gold on behalf of the Board. The committee may investigate any activity of New Gold that relates to sustainable development, community development, environment or health and safety.

Board and Director Assessments

The Corporate Governance and Nominating Committee, in conjunction with the Board, is responsible for reviewing, on an annual basis, the role and mandate of the Board and the charter of each Board committee and the methods and processes by which the Board fulfills its duties and responsibilities.

In March 2015, the Corporate Governance and Nominating Committee solicited comments on a confidential basis from each director regarding the performance of the Board and each Board committee, as well as individual director performance, using an online evaluation questionnaire. The topics covered by the questionnaire included the conduct of meetings and the composition of the Board and Committees, as well as peer review by each director of the conduct of the Board, the Committees and their respective members. The Corporate Governance and Nominating Committee is responsible for establishing and administering the evaluation process, discussing the results and preparing a final report with recommendations to the Board.

The Board does not consider it appropriate or necessary to limit the number of terms a director may serve due to the time and effort necessary for each director to become familiar with the business of the Company. As an alternative to term limits, in addition to reviewing director performance on an annual basis, as part of assessing the composition of the Board, the Corporate Governance and Nominating Committee considers, among other things, the tenure of the existing directors and appropriate mix of tenures, as well as board succession planning.

CONTACTING THE BOARD OF DIRECTORS

The Board has adopted a Board Shareholder Communication and Engagement Policy, which is available on the Company’s website at www.newgold.com. Shareholders and other interested parties may communicate directly with the Board by writing to the Corporate Secretary, New Gold Inc., Royal Bank Plaza, South Tower, Suite 3120 – 200 Bay Street, Toronto, Ontario M5J 2J4, Canada.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of New Gold’s directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date of this Circular, or has been, during the year ended December 31, 2014, indebted to New Gold or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by New Gold or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than the election of directors, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, (a) a director or executive officer of New Gold who has held such position at any time since January 1, 2014; (b) each Nominee; or (c) associate or affiliate of a person listed in (a) or (b).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this Circular, since January 1, 2014, no informed person (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) of New Gold, Nominee, or any associate or affiliate of an informed person or Nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect New Gold or any of its subsidiaries.

OTHER MATTERS

Management of New Gold does not know of any matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote on such matters the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding New Gold and its business activities is available on SEDAR at www.sedar.com under New Gold’s profile, on the United States Securities and Exchange Commission’s website at www.sec.gov and on New Gold’s website at www.newgold.com. Following the Meeting, the voting results for each item on the proxy will be available on SEDAR at www.sedar.com under New Gold’s profile. New Gold’s financial information is provided in New Gold’s annual financial statements and related MD&A for its most recently completed year and may be viewed on SEDAR at the location noted above, the United States Securities and Exchange Commission’s website at the location noted above and on New Gold’s website. Shareholders may also contact New Gold by phone at 1-888-315-9715 or by email at info@newgold.com to request copies of these documents, which will be provided free of charge.

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DIRECTORS’ APPROVAL

The contents of this management information circular and its distribution to the shareholders of New Gold have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

Robert Gallagher

President and Chief Executive Officer

Vancouver, British Columbia

March 17, 2015

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Schedule A

BOARD OF DIRECTORS MANDATE

1.	Introduction

The Board of Directors (the “Board”) has the responsibility for the overall stewardship of the conduct of the business of New Gold Inc. (the “Company”) and the activities of management, which is responsible for the day-to-day conduct of the business. The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, and to ensure that the Company meets its obligations on an ongoing basis and operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests its other stakeholders, such as employees, customers and communities, may have in the Company. In overseeing the conduct of the business, the Board, through the Chief Executive Officer and Executive Chairman, shall set the standards of conduct for the Company.

2.	Procedures and Organization

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs including selecting its chair (“Chair”) and nominating candidates for election to the Board and constituting committees of the Board. If the Chair is an executive of the Company, in order to further enhance the ability of the Board to act independently of management, the independent directors will select a lead independent director (“Lead Director”). Subject to the Articles of the Company and the Business Corporations Act (British Columbia) (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

A quorum for the transaction of business at any meeting of the Board shall be a majority of the number of directors then in office. The Corporate Secretary of the Company (or in his or her absence, the person appointed by the Board to take minutes) shall have the responsibility for taking minutes of all meetings of the Board and for circulating drafts of such minutes to the Chair promptly following each meeting. The Corporate Secretary of the Company (or in his or her absence, the person appointed by the Board to take minutes) shall present draft minutes from the previous meeting at the next succeeding Board meeting for comments, approval and execution. In the case of an equality of votes at a meeting of the Board, the chair of the meeting shall not have a second or casting vote.

3.	Duties and Responsibilities

The Board’s principal duties and responsibilities fall into a number of categories which are outlined below.

3.1	Legal Requirements

a.	The Board, together with management, has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained.

b.	The Board has the statutory responsibility to:

i.	manage or, to the extent it is entitled to delegate such power, supervise the management of the business and affairs of the Company by the senior officers of the Company;

ii.	act honestly and in good faith with a view to the best interests of the Company;

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iii.	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

iv.	act in accordance with its obligations contained in the Act and the regulations thereto, the Company’s Articles, securities laws of each province and territory of Canada, and other relevant legislation and regulations.

3.2	Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management, including endeavouring to have a majority of directors who are “independent” as defined by National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). The Board, in consultation with the Corporate Governance and Nominating Committee, will annually review the relationship of each director and the Company to determine if each director is or remains “independent” as defined by NI 58-101. In addition, the independent directors shall hold an in camera session without the presence of management or any non-independent directors at each meeting.

3.3	Strategy Determination

The Board has the responsibility to ensure, at least annually, that there are long-term goals and a strategic planning process in place for the Company and to participate with management, directly or through the Board’s committees, in developing and approving the plan by which the Company proposes to achieve its goals, which plan takes into account, among other things, the opportunities and risks of the Company’s business.

3.4	Managing Risk

The Board has the responsibility to identify and understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Company.

3.5	Division of Responsibilities

The Board has the power to:

a.	appoint and delegate responsibilities to committees where appropriate to do so; and

b.	develop position descriptions for:

i.	its individual members and / or the individual members of committees of the Board;

ii.	the Chair and /or Lead Director of the Board;

iii.	the Chief Executive Officer; and

iv.	the Chief Financial Officer.

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The Board shall be responsible for ensuring that the Company’s officers and the directors and officers of the Company’s subsidiaries, if any, are qualified and appropriate in keeping with the Company’s corporate governance policies, and that they are provided with copies of the Company’s policies for implementation by the Company and its subsidiaries.

To assist it in exercising its responsibilities, the Board establishes four standing committees of the Board: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Health, Safety, Environment & Corporate Social Responsibility Committee. The Board may establish other standing or ad hoc committees from time to time which will function in accordance with such committee’s charter.

Each committee shall have a written charter that clearly establishes its purpose, responsibilities, members, structure and functions. Each committee charter shall be reviewed by the Board at least annually. The Board is responsible for appointing the committee members, including the chair of each committee.

3.6	Appointment, Training and Monitoring Senior Management

The Board has the responsibility:

a.	to appoint the Chief Executive Officer, to monitor and assess the Chief Executive Officer’s performance and effectiveness, to satisfy itself as to the integrity of the Chief Executive Officer, and to provide advice and counsel in the execution of the Chief Executive Officer’s duties;

b.	to develop or approve the corporate goals or objectives that the Chief Executive Officer is responsible for;

c.	to monitor and assess the Executive Chairman’s performance and effectiveness and to satisfy itself as to the integrity of the Executive Chairman;

d.	to approve the appointment of all corporate officers, acting on the advice of the Chief Executive Officer, and to satisfy itself as to the integrity of such corporate officers;

e.	ensure that adequate provision has been made to train, develop and monitor management and for the orderly succession of management;

f.	to create a culture of integrity throughout the Company;

g.	to ensure that management is aware of the Board’s expectations of management; and

h.	to avail itself collectively and individually of the open access to the Company’s senior management and to advise the Chair of the Board and / or Lead Director of significant matters discussed.

3.7	Policies, Procedures and Compliance

The Board has the responsibility:

a.	to ensure with management that the Company operates at all times within applicable laws, regulations and ethical standards; and

b.	to approve and monitor compliance with significant policies and procedures by which the Company is operated.

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3.8	Reporting and Communication

The Board has the responsibility:

a.	to ensure the Company has in place policies and programs to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally;

b.	to ensure that the financial performance of the Company is adequately reported to shareholders, other securityholders and regulators on a timely and regular basis;

c.	to ensure the timely reporting of developments that have a significant and material impact on the market price or value of the Company’s securities;

d.	to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year;

e.	to develop appropriate measures for receiving shareholder feedback; and

f.	to develop the Company’s approach to corporate governance and to develop a set of corporate governance principles and guidelines.

3.9	Monitoring and Acting

The Board has the responsibility:

a.	to monitor the Company’s progress towards it goals and objectives and to revise and alter its direction through management in response to changing circumstances;

b.	to take action when performance falls short of its goals and objectives or when other special circumstances warrant; and

c.	to ensure that the Company has implemented adequate internal control and management information systems which ensure the effective discharge of the Board’s responsibilities.

3.10	Membership and Composition

The Board has the responsibility to determine:

a.	its appropriate size and composition;

b.	the relevant criteria for proposed additions to the Board, having regard to areas of required skills and expertise and other qualities, including independence and diversity;

c.	any maximum number of boards or other engagements considered appropriate for directors, having regard to whether they are independent directors or members of management;

d.	any appropriate age for retirement of directors;

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e.	the recommended compensation of directors for their services in that role, after consideration by the Compensation Committee; and

f.	the number of meetings of the Board to be held each year and the time and place of such meetings; provided that the Board shall meet at least on a quarterly basis.

3.11	Education and Assessment

Members of the Board are expected to attend all meetings of the Board in person or by phone and to have reviewed board materials in advance and be prepared to discuss such materials.

The Board has responsibility to ensure that all new directors receive a comprehensive orientation and fully understand the role of the Board and its committees, the nature and operation of the Company’s business, the expectations for directors and the contribution that individual directors are required to make. In addition to an initial orientation, members of the Board are expected to pursue educational opportunities, such as seminars and conferences, as appropriate to assist them in better performing their duties, and directors and are encouraged to visit one of the Company’s sites at least once every two years.

Members of the Board will be required to annually assess their own effectiveness and contribution as directors, and the effectiveness of the Board and its committees.

3.12	Third Party Advisors

The Board, and any individual director with the approval of the Board, may retain at the expense of the Company independent counsel and advisers in appropriate circumstances.

4.	Chair of the Board and Independent Lead Director

4.1	The Chair of the Board, with the assistance of the Lead Director (if one is appointed from time to time), will provide leadership to directors in discharging their duties as set out in this Charter, including by:

a.	leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;

b.	promoting cohesiveness among the directors; and

c.	being satisfied that the responsibilities of the Board and its committees are well understood by the directors.

4.2	The Chair, with the assistance of the Lead Director (if one is appointed from time to time), will assist the Board in discharging its stewardship function, including by:

a.	satisfying himself as to the integrity of the senior officers of the Company and ensuring that such senior officers create a culture of integrity throughout the organization;

b.	taking part in strategic planning, risk management and succession planning;

c.	together with the Chair of the Corporate Governance and Nominating Committee, reviewing the committees of the Board, the composition and chairs of such committees and the charters of such committees; and

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d.	together with the Chair of the Corporate Governance and Nominating Committee, ensuring that the Board, committees of the Board, individual directors and senior management of the Company understand and discharge their duties and obligations under the Company’s system of corporate governance.

4.3	In addition, in conjunction with the Chair of the Corporate Governance and Nominating Committee, the Chair will ensure that:

a.	all directors receive updates to Company policy documents and the listing policies of the applicable exchanges;

b.	regular discussions relating to corporate governance issues and directors’ duties are conducted at Board meetings;

c.	the Company’s policies are reviewed and updated by the Board as new rules or circumstances dictate; and

d.	appropriate funding is allocated to directors to attend seminars or conferences relevant to their positions as directors of the Company.

4.4	In connection with meetings of the directors, the Chair will be responsible for the following (in consultation with the Lead Director, if one is appointed from time to time):

a.	scheduling meetings of the directors;

b.	coordinating with the chairs of the committees of the Board to schedule meetings of the committees;

c.	reviewing items of importance for consideration by the Board;

d.	ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of the Company;

e.	setting the agenda for meetings of the Board;

f.	monitoring the adequacy of materials provided to the directors by management in connection with the directors' deliberations;

g.	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;

h.	presiding over meetings of the directors; and

i.	encouraging free and open discussion at meetings of the Board.

4.5	In addition, the Lead Director, if one is appointed from time to time, will be responsible for the following:

a.	reviewing items of importance for consideration by the independent directors and setting the agenda for in camera sessions of the independent directors;

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b.	presiding over meetings of the directors at which the Chair is not present and in camera sessions of the independent directors, and apprising the Chair of the issues considered;

c.	encouraging free and open discussion at in camera sessions of the independent directors;

d.	serving as liaison between the independent directors and the Chair;

e.	being available for consultation and direct communication with the Company’s shareholders as appropriate;

f.	together with the Chair of the Board and the Chair of the Corporate Governance and Nominating Committee, providing feedback to directors regarding their performance; and

g.	performing such other duties as the Board may delegate to the Lead Director from time to time.

The Corporate Governance and Nominating Committee will annually review this Mandate and submit any recommended changes to the Board for approval.

Last reviewed and approved by the Board on February 19, 2015.

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Schedule B

SUMMARY OF SHAREHOLDER RIGHTS PLAN

This summary is qualified in its entirety by reference to the text of the amended and restated shareholder rights plan between New Gold Inc. (the “Company”) and Computershare Investor Services Inc., (the “Shareholder Rights Plan”) which is available for review at the Company’s head office located at Suite 1800, Two Bentall Centre, 555 Burrard Street, Vancouver, upon request to the Corporate Counsel at 604-696-4100 or by accessing the Company’s website at www.newgold.com. The Shareholder Rights Plan will come into force immediately upon the conclusion of the Meeting or any adjournment or postponement thereof, if the Shareholder Rights Plan is approved, ratified and confirmed by the requisite majority of shareholders of the Company. Capitalized terms used in this summary without express definition have the meanings ascribed thereto in the Shareholder Rights Plan.

Term

Subject to the approval by Independent Shareholders at the Meeting, as set forth herein, the Shareholder Rights Plan and the Rights issued thereunder will continue to be in effect for a term that will expire at the close of business on the date that the 2018 annual meeting of shareholders of the Company is held (the “Expiry Time”) unless otherwise terminated earlier in accordance with their terms.

Issue of Rights

One Right was issued and attached to each Common Share outstanding on April 2, 2012 and has and will attach to each Common Share subsequently issued prior to the Expiry Time.

Rights Exercise Privilege

The Rights will separate from the Common Shares and will be exercisable 10 trading days (the “Separation Time”) after a person has acquired, or commences a take-over bid to acquire, 20% or more of the Common Shares of the Company, other than by an acquisition pursuant to a take-over bid permitted by the Shareholder Rights Plan (a “Permitted Bid”). The exercise price is $100 per Common Share, subject to anti-dilution adjustments. The acquisition by any person (an “Acquiring Person”) of 20% or more of the Common Shares of the Company, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten business days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of $200 worth of Common Shares for $100, subject to anti-dilution adjustments.

Certification and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates (and/or DRS Advices) for the Common Shares issued from and after the Effective Date and are not to be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate certificates that will be transferable and traded separately from the Common Shares.

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Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

•	the take-over bid must be made by way of a take-over bid circular;

•	the take-over bid must be made to all shareholders, other than the offeror.

•	The take-over bid must be outstanding for a minimum period of 60 days and Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the Common Shares held by shareholders, other than the offeror, its affiliates and persons acting jointly or in concert and certain other person (the “Independent Shareholders”), have been tendered to the take-over bid and not withdrawn;

•	If more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the prescribed period, the offeror must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for an additional 10 days from the date of such public announcement;

•	The take-over bid must permit Common Shares to be deposited pursuant to the take-over bid, unless such take-over bid is withdrawn, at any time prior to the date Common Shares are first taken up and paid for; and

•	The take-over bid must provide that any Common Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for.

The Shareholder Rights Plan also allows for a competing Permitted Bid (a “Competing Permitted Bid’) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirements that it be outstanding for a minimum period of 35 days (or such other minimum period as may be provided by Canadian provincial securities laws).

Waiver

The Board may waive the application of the Shareholder Rights Plan to any Flip-in Event (an “Exempt Acquisition”) if it determines that a person became an acquiring person by inadvertence, conditional upon such person having, within 30 days after the determination by the Board, reduced its beneficial ownership of shares such that it is no longer an acquiring person.

The Board may also, until a Flip-in Event has occurred, waive the application of the Shareholder Rights Plan to any particular Flip-in Event occurring by reason of a take-over bid made by means of a take-over bid circular, but in that event, the Board shall be deemed to have waived the application of the Shareholder Rights Plan to any other Flip-in Event which may arise under any take-over bid then in effect.

Redemption

Prior to the occurrence of a Flip-in Event which has not been waived, the Board, with the approval of a majority of the votes cast by Independent Shareholders (or the holders of Rights after the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.00001 per Right.

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Amendment

The Board may amend the Shareholder Rights Plan with the approval of a majority of the votes cast by Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board may, without such approval, correct clerical or typographical errors and may make amendments to the Shareholder Rights Plan to maintain its validity due to changes in applicable laws, rules or regulatory requirements.

Board of Directors

The Shareholder Rights Plan will not detract or lessen the duty of the Board to act honestly and in good faith with a view to the best interest of the Company. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

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Any questions and requests for assistance may be directed to the

Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

North American Toll Free Phone:

1-866-581-1477

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272